d18


03022948

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Tractebel Energia S.A.

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUN 30 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4760 FISCAL YEAR 12-31-02

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/27/03



Believing in the future. Believing in Brazil.

annual management report 2002



Tractebel Energia. **Believing in the future. Believing in Brazil.**

a n n u a l   m a n a g e m e n t   r e p o r t   2 0 0 2








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The Management Board in dec. 31st 2002

1- Manoel Arlindo Zaroni Torres
President Director

2- Marco Antônio Amaral Sureck
Planning and Control Director

3- Miroel Makiolke Woloswki
Trade and Business Director

4- Marc Jacques Zelie Verstraete
Financial and Investor Relations Director

5- Luciano Flávio Andriani
Administrative Director

6- José Carlos Cauduro Minuzzo
Energy Production Director

7- Roberto Dorval Quadros
Project Implantation Director

To our Shareholders,

The Management Board of Tractebel Energia S.A. has the pleasure to bring you the Company's Annual Management Report and Financial Statements for the business year 2002, as well as the Independent Auditors considerations. All documents concerning the financial statements in this report are available to the shareholders to who the Board of Directors will gladly submit any additional information required.

Manoel Arlindo Zaroni Torres
President Director

Board of Directors in dec. 31st 2002

Maurício Stolle Bähr
Chairman

Victor-Frank de Paula Rosa Paranhos

Erik De Muynck

Eric Louisa Frans Kenis

Manoel Arlindo Zaroni Torres

Luiz Antônio Barbosa

Dirk Beeuwsaert



Foreword

In 2002 Tractebel Energia saw the conclusion of several projects that resulted in an increase of 902 MW in its overall generation capacity, disposing now of a commercial supply capacity of 6,173 MW. Company capacity increased 65,98% since its privatization in 1998 as a result of its investment policy.

Machadinho Hydroelectric Power Plant with an installed capacity of 1,140 MW started operating in February, six months ahead of schedule. Located on the border of Rio Grande do Sul and Santa Catarina States, this unit was built in a consortium with other high profile companies and is maintained and operated by Tractebel Energia, that owns approximately 17% of the undertaking.

Cana Brava Hydropower Plant, with 450 MW installed capacity, was inaugurated in May, six months ahead of schedule. This Power Plant, the first investment of Tractebel Energia in the State of Goiás, meets its purpose of serving the whole country and mitigating hydrological conditions risk, through the diversification of its undertakings among the different hydrographic basins.

foreword



William Arjona Thermoelectric Power Plant upgrade was concluded in July, increasing its installed capacity from 120 to 190 MW. Located in the State of Mato Grosso do Sul, this Power Plant comprises five turbo generator groups and is fuelled with natural gas from Bolivia.

The conclusion of these undertakings consolidates Tractebel Energia as the largest private power generator in the Country and illustrates the confidence its controllers have in Brazil. The activities of SUEZ Group, a worldwide actor with head offices in France and Belgium, are characterized by its participation in the development of the countries where it works and its posture as a reliable long-term partner. Providing life's essentials, such as water supply and treatment, waste treatment and energy solutions, SUEZ Group contributes to the generation of employment, health, education and welfare wherever it is present, enabling the improvement of the quality of life for millions of people.

In order to enable a better identification of our Company, due to its new Countrywide scope, and also to represent the world mark to which it belongs, we changed our business name in February from Centrais Geradoras do Sul do Brasil S.A. - Gerasul, the business name held since its privatization, to Tractebel Energia S.A.

Besides improving the insertion of the Company in the market, through the strength added by the credibility of the name Tractebel, this alteration intensified the synergy with the other companies of the Group in Brazil. The new mark made easier the identification of the different services rendered by the Group in Brazil and contributes for the widening of Tractebel Energia customer base.

In spite of the positive aspects mentioned, the Company fell short of the financial results foreseen for 2002. World economy was marked by little growth, with drops at the stock exchanges and strong exchange rates variations. In Brazil, these aspects were accentuated by a series of internal difficulties; a considerable devaluation of the Real raised the cost of loans and debt in foreign currency, and the electrical energy sector, after a period of hard rationing saw an offer surplus. This occurred due to the improved hydrological conditions that enabled the recovery of water levels in the hydroelectric power plants' reservoirs, the slowing down of economic growth and the population's change in habits, due to the rationing experienced. Besides these factors, 2002 was also election year, with much indefinition in the Brazilian electrical sector, particularly regarding the difficulties in the liquidation of energy sold in the Wholesale Energy Market – MAE.

The adverse situation meant energy sale prices that do not remunerate the investments in new projects. Faced with such difficult national and international setup, Tractebel Energia proved good operational resistance. In spite of the negative result, the impact on the cash flow was unexpressive, since a great deal of this result had its origin in the monetary update of foreign currency debt, which due to its profile shall be diluted over the years.

The Company remains well set to obtain positive financial results in coming years. New energy supply contracts signed in 2002, where the Company pioneered the first energy auction in Brazil, along with an effective operational costs reduction program and more conservative posture regarding new investments will enable a reasonable Company cash flow increase.

Our priority in 2003 is very clear: to improve and protect our result based on a consistent action plan. This is why Company management believes that the ensuing results will be compatible with the normal course of business, since the likelihood of a new exchange rate variation impact similar to the one occurred in 2002 is very remote, and also because the amounts of energy committed in contracts for 2003 are already greater than last year. We have reasons to expect also the establishment of stable an clear rules for the Brazilian electrical sector encouraging investment in new units enabling the Country to dispose of the energy required for its development.

We would like to thank our shareholders, clients and collaborators for their confidence, which motivates us to continuously seek improved results, based on our Group's fundamental values: professionalism, creation of value, cooperation, team spirit, respect for the environment and business ethics.

Maurício Stolle Bähr

Chairman of the Board of Directors



The energy that will guide Brazil into the future.

Tractebel's energy

Tractebel Energia S.A., a privately owned electrical energy generating company, stands out within the Brazilian electrical sector for its agility in elaborating and concluding projects. In the last four years, its energy supply capacity increased 65,98%, from 3.719 MW to 6.173 MW. In 2002 we inaugurated Machadinho and Cana Brava hydroelectric Power Plants, through its subsidiary the Companhia Energética Meridional – CEM, and increased in over 70 MW the capacity of William Arjona Thermoelectric Power Plant. These and other projects were fundamental for the Country's energy supply, besides representing a new generation record for the Company. Its 12 power plants, among hydroelectric and thermoelectric, generated 31.044.768 MWh in 2002, 4% more than in the previous year.

Corporate pioneering is also reflected by the consolidation of Lages Bioenergy Power Plant project for the construction of a biomass-fuelled power plant in the State of Santa Catarina. It will have an installed capacity of 28 MW and maximum supply 25 t/h of steam for the industries in the region, using local timber merchant's waste. The plant's energy sale contracts, with the duration of 13 years, was signed in September and foresees the supply of some 190 thousand MWh year.

However, it was in the sale of electrical energy that Tractebel Energia was most innovative in 2002, when it held the 1st electrical energy auction in the Country. On August 19th the Company sold 5.347.368 MWh, or R$ 398,8 million, at the São Paulo Stock Exchange (Bovespa). The organization of the auction, with the establishment of products and auction systems was concluded in record time with results considered excellent when compared with other auctions that took place in the same year.

The Company also attained its commercial goals for 2002, widened its geographical electrical energy sales scope closing deals with distributors from other regions, such as Light, CPFL, Piratininga and Cataguases Leopoldina, while at the same time increased its sales to distributors already clients of Tractebel Energia, which totaled 120,905,080 MWh, in contracts of up to 11 years.

It was also developed an aggressive marketing policy aimed at the free consumers, within the spirit of implementing Company activities nationwide, enabling a considerable increase in electrical energy sales to that market. Business deals were closed with the automobile, chemical, paper and cellulose, petrochemical and mining sectors, among others, with sales that totaled 9,147,624 MWh, in contracts of up to 6 years. The challenge of increasing energy sales to final consumers remains as the goal for the ensuing years.

Early this year Tractebel Energia obtained permission, for the first time in the history of Brazilian generators, to export electrical energy to neighboring Argentina, enabling sales of up to 300 MW.

Controllers

Majority shareholding was acquired in 1998 by Tractebel Sul Ltda, presently denominated Tractebel EGI South America Ltda, company set up in Brazil as a subsidiary of Tractebel Socièté Anonyme, with he offices in Brussels, Belgium that owns presently 78.3% of its shares.

Tractebel S.A. is the largest energy and industrial utility in Europe, with revenues of 26,4 Billion Euros in 2001, and is the energy division of SUEZ Group. With 85,000 collaborators and operating in over 100 countries worldwide, the Company has capacity to generate over 50,000 MW and has natural gas pipeline networks in 3 continents.

SUEZ is a utility world group, working on global solutions in energy and the environment for companies, individuals and communities. Counting with 190 thousand collaborators, it serves 205 million daily consumers and 410 thousand industrial clients worldwide. Its revenues in 2001 was 42,4 Billion Euros, 87% of which from Europe and North America.





Internal Restructure

The crescent opening and the competition in the electrical energy market led Tractebel Energia to restructure some of its internal areas. In March was created de Planning and Control Directorate (DC), with the main functions of managing, analyzing and studying the risks and market opportunities as well as dealing with regulatory issues. This directorate unified all areas of the Company that deal with regulation or market risks.

There was also a restructuring of the Trade and Commercial Directorate (DN). Three Organizational Units were created: Marketing Commercial and Industrial (MCI), Tractebel Energy Trade (TCE) and Tractebel Industrial Services (TSI), in order to adapt to various factors, but mainly the opening of the market to the large scale consumers of energy, that became potential free consumers.

Award wining performance

The good performance of Tractebel Energia in 2001, when it had energy available in the rationing period, earned performance awards from four of the Country's major economy magazines in 2002.

The issue Largest and Best by Exame magazine rated Tractebel Energia as the best utility company in the South Region, in the criterion market leadership, social and human resources investments, sales growth, assets profitability, current liquidity, physical investment and wealth created per employee.

Forbes magazine, in its annual issue Best Companies of the Year, rated Tractebel Energia as the best company in the electrical sector and the fifth largest company in Brazil. This ranking, elaborated jointly with Economática magazine, analyzed the performance of open companies, with shares in the stock exchange, considering their market value, based on the papers.

Expressão magazine, in its 300 Largest issue, highlighted Tractebel Energia as the fourth largest company in the South, the largest in the energy sector and the one that attained the most profit in the whole region. Getúlio Vargas Foundation elaborated this ranking.

Amanhã magazine, in its issue Large & Leaders 2002, pointed at Tractebel Energia as the second largest company in the State of Santa Catarina and the seventh in South Region, in the criterion largest liquid assets and greater net profit in 2001.



Energy Market



Although the electric energy rationing has occurred in between June 2001 and February 2002, its reflexes remained throughout the year. Consumption did not return to pre-rationing levels, nor did the expected demand growth occur.

The Thermoelectricity Priority Program (PPT), created in 2000, the anticipation of hydroelectric projects and the contracts for the energy from the emergency thermoelectric power plants, enabled by the creation of the Emergency Energy Brazilian Trader (CBEE) in 2001, increased the offer of energy in the Brazilian energy system.

With the recovery of the water levels in the hydroelectric reservoirs, by the end of 2002 there was a surplus in offer of the order of 5,000 MW-average. Having foreseen such surplus, Tractebel Energia stepped up the contracts for a great part of its available energy, minimizing the resulting difficulties to sell electrical energy.

It was, besides this, a year particularly difficult regarding regulatory issues. In July were established the legal instruments that consolidated the December 2001 Electrical Sector General Agreement. By the end of the year several regulatory instruments were published - Laws, Decrees and Resolutions – for the electrical sector.

The difficulties in the liquidation of accounts in the Electrical Energy Wholesale Market – MAE were also a challenge for Tractebel Energia in 2002. In the first operation of the kind since its creation, MAE carried out, in December the 30th, the first financial liquidation, for the transactions that took place between September 2000 and September 2002. It was invoiced half the total balance for liquidation, some R$ 1,488 billion. The remaining 50% shall be invoiced after the audit in MAE's accounts, foreseen for 2003. Tractebel Energia, one of the main creditors at MAE in 2001/2002, is working to enable this liquidation.




Energy to compete.

operational performance

Considering all its 12 power plants, hydroelectric and thermoelectric, Tractebel Energia surpassed the annual generation record in 2002. Total generation was 31,044,768 MWh, a volume 4% higher than the 30,033.684 MWh of 2001. The increase in the production was due to, besides the favorable hydrological conditions in the South Region, the start of the operation of Cana Brava and Machadinho power plants, which contributed jointly with 22% of the Company's hydroelectric generation. Since the responsibility of meeting the demand rested mainly with the hydroelectric power plants, there was a reduction of 19% in thermoelectric generation in 2001. However, thanks to a significant increase in the hydroelectric generation, the Company established in November a new overall generation monthly record, producing 3,413,881 MWh.

operational performance

The overall availability of Tractebel Energia power plants was 91.50%. Hydroelectric energy availability was 95.49% and thermoelectric energy availability was 72.05%. Company energy output represented approximately 9% of the Brazilian Interconnected System and over half the consumption in the three Southern States of the Country, where the Company owns and operates five thermoelectric power plants and five hydroelectric power plants.



Generation Park

Power Plant	Type	Location	Capacity (MW)
Salto Santiago	Hydroelectric	River Iguaçu (PR)	1,420
Salto Osório	Hydroelectric	River Iguaçu (PR)	1,078
Passo Fundo	Hydroelectric	River Passo Fundo (RS)	226
Itá	Hydroelectric	River Uruguai (SC e RS)	1,127 (1)
Machadinho	Hydroelectric	River Uruguai (SC e RS)	382 (1)
Cana Brava (CEM)	Hydroelectric	River Tocantins (GO)	450
TOTAL Hydroelectric			4,683
Complexo Jorge Lacerda	Thermoelectric	Capivari de Baixo (SC)	857
Charqueadas	Thermoelectric	Charqueadas (RS)	72
Alegrete	Thermoelectric	Alegrete (RS)	66
Wiliam Arjona	Thermoelectric	Campo Grande (MS)	190
TOTAL Thermoelectric			1,185
TOTAL			**5,868 (2)**

(1) Itá and Machadinho installed capacity is 1,450 MW and 1,140 MW, respectively. The figures in the table above correspond to the part effectively belonging to Tractebel Energia and its subsidiaries.

(2) Additionally, the Company disposes of 305,4 MW from the interconnection with Argentina, reaching a total of 6,173 MW.



Tractebel Energia Clients

Tractebel Energia main clients, in 2002, were energy distributor companies located within the South Electrical System, comprising the States of Paraná, Santa Catarina and Rio Grande do Sul. The Company also supplied the Southeast region, through the sale of energy to Furnas Centrais Elétricas S.A. and Enersul, distributor for the State of Mato Grosso do Sul. The Company has also a program to supply the free consumers, which comprise presently 12 large companies.

Reliability and performance

In order to maintain its generating park always apt to meet the sector's needs in terms of reliability and performance, Tractebel Energia has an annual maintenance and revitalization program for its power plants, which absorbed approximately R$ 20 million in 2002.

Regarding the pursuance of greater performance efficiency, the Company increased throughout the year, its system of telemeasuring and supervision at power plants and free consumers, enabling a more efficient control of operational parameters. The power plants protection model was also upgraded with the implantation of a digital oscilographic system.





Hydroelectric Power Plants Automation

It was concluded in the first semester the automation of Passo Fundo and Itá Hydroelectric power plants that now dispose of a remote operation system, enabling equipment to be remotely controlled. Remote operation allows scale gains and the reduction of operational staff required, leaving personnel available for other tasks. All facilities underwent modernization enabling greater technological control, operation costs reduction, more efficient monitoring and swifter problem diagnosis.

ISO 9001 and ISO 14001 certification

The Company has invested strongly in the certification of its power plants in 2002, attaining the following results:
- Certification of the Company's Services and Maintenance Central, according to ISO 9001:2000 Norm criterion, in December;
- Development of the project for the Integrated Management Quality System (NBR ISO 9001:2000) and Environmental (NBR ISO 14001), involving the power plants of Jorge Lacerda Thermoelectric Complex, in SC, and Itá (border of SC and RS), Passo Fundo (RS), Salto Osório (PR) and Salto Santiago (PR), Hydroelectric Power plants with the start of the work in January 2003 and scheduled duration of 21 months.





The certainty of a better Brazil.

economic and financial performance

Economic environment

In spite of the great instability in the international scenario, under pressure with the perspective of the U.S. Iraq war, and the difficulties that the Country experienced internally, inherent to the elections period, Brazilian economy activities managed a slow recovery. One of reflexes of the difficult scenario was the depreciation of the Real, accumulating in 2002, a negative variation of 52.27% in relation to the US dollar. The surplus of US$ 13 billion in the trade balance and the maintenance of the entry of capital, in the form of direct investment, contributed to reduce the deficit in current transactions, which went from 4.5% of the GDP, in 2001, to 1.75% of the GDP in 2002, reducing the vulnerability of the Country's foreign debt.

economic and financial performance

Due to the evolution of the exchange rates, the high international rates of some commodities and the monetary upgrade of the prices controlled by the Government, the annual inflation rate surpassed the target of 3.5%, with a tolerance interval of 2 percentual points with the Index of Prices to Consumers (IPCA) closing the year at 12.53%. Faced with this situation the monetary policy was conservative, raising the economy's basic interest rate to 25% a year.



Trade year results

The Company had in 2002 a loss of R$ 183,521 thousand, differently from the results in 2001, when net profits were R$ 582,274 thousand. Notwithstanding, the result of the service was positive and closed the year 2002 at R$ 314,476 thousand, with a reduction of 71.25% when compared with the previous trade year (R$ 1,094,011 thousand).

The result of the service was substantially affected by the reduction in the electric energy market, which consequences for Tractebel Energia are mainly due to the fact that it was not possible to commit to contracts all of its generating park firm energy, and having part of it been sold in the Energy Wholesale Market – MAE, in the period post rationing. These sales kept an average floor of R$ 10.00 per MWh, different from that of the rationing period when the average price reached R$ 347,00 MWh. Yet as a consequence of the market reduction are the terms of the Contractual Net Surplus Purchase Agreement, signed under the Electrical Sector General Agreement, where it was established that the generators must purchase back, before December 2002, at R$ 73.39 per MWh, the energy sold in the initial contracts not used by the distributors due to the reduction in consumption. This value is higher than the sale prices foreseen in the Initial Contracts, of the order of R$ 50.00, and sale prices in MAE in this period, of the order of R$ 10.00 per MWh.





The result of the service in this trade year is further reduced by R$ 119,226 thousand due to the provision accounts to meet the exposure of Itasa in the Electrical Energy Wholesale Market - MAE, in the period between June 2001 and February 2002, originated by ANEEL decision nº 288/2002.

Regarding the operational loss occurred this year, amounting to R$ 322,895 thousand; the devaluation of the Real in relation to foreign currencies played a strong role in this situation. The Company started the trade year with a debt in foreign currency amounting to R$ 745,402 thousand, representing 59.25% of its overall debt. The price of foreign currencies composing the Company's debt increased 60,36% in 2002 according to the debt pondered average, resulting, in spite of amortizations amounting to R$ 122,950 thousand in the course of the year, in a closing balance of the debt reaching R$ 1,101,154 thousand, 47.73% higher than the debt in the beginning of the trade year. Consequently there was a passive exchange rate variation of R$ 438,994 thousand in the operational result.

Net financial expenses, which include the effects of the exchange rates variation reached R$ 583,600 thousand, representing an increase of 117.02% in relation to 2001 (R$ 268,918 thousand).



Adding to the factors responsible for the loss in the trade year there is the negative result of the equity investment, which this year was R$ 53,771 thousand, compared to R$ 8,955 thousand in 2001. A large part of this increase is due to the startup of Cana Brava HPP operation, owned by the subsidiary Companhia Energética Meridional – CEM, since two thirds of the electric energy generated were sold within MAE, at low prices considerably. With the power plant startup the exchange rates variation affected the result of that subsidiary.

economic and financial performance

Main Indicators (R$ mil)

Indicators	2002	2001	%
Net operational revenues	1,363,413	2,083,025	(34.55)
Ebitda	419,320	1,236,142	(66.08)
Service result	314,476	1,094,011	(71.25)
Net financial expenses	583,600	268,918	117.02
Operational result	(322,895)	816,138	(139.56)
(Loss) Net profit in the trade year	(183,521)	582,274	(131.52)
Proposed dividends	-	176,300	-
Total assets	5,597,913	5,312,225	5.38
Foreign currency debt	1,101,154	745,402	47.73
National currency debt	766,637	512,676	49.54
Equity	2,760,299	2,943,820	(6.23)

Added value and its distribution

The Gross added value generated in 2002 was R$ 656,083 thousand, representing a reduction of 54.98% compared to 2001, which was R$ 1,457,435 thousand. The value added is distributed as shown in the following graphs, and was 64.51% lower than the previous year.

Controller


2002 - R$ 466,093 thousand
600.000
500.000
400.000
300.000
200.000
100.000
0
(-100.000)
(-200.000)
Employees 13%
Financial 130%
Government 4%
Shareholders 39%
2001 - R$ 1,313,433 thousand
Employees 5%
Financial 22%
Government 29%
Shareholders 44%

The value added report is in annex I of the Financial Statements.

economic and financial performance

Energy consumption in Brazil

The consumption of electric energy in the Country grew 2.5% in 2002 compared to 2001, which was a year of restricted consumption due to the rationing program. The result was affected by the more efficient and rational use of energy, as well as the fact that some of the large scale industrial consumers in the Southeast Region opted for producing their own electric energy representing less 700 GWh for the concessionaries. Industrial consumption upheld the growth of the electrical energy global market, with an increment of 4.2%. Only residential consumers had a negative growth rate, with –1.3%. Commercial consumers contributed with 1.8%. The growth of the Gross Domestic Product (GDP) was 1.52% in 2002, levered by the excellent performance of exports and the reduction in imports, due to the exchange rates. The result was slightly higher than that of 2001, which registered a growth of 1.42%. The table shows the annual growth of electric energy and the GDP in recent years:

Main Indicators (R$ thousands)

Year	93	94	95	96	97	98	99	00	01	02
Electric Energy Consumption (%)	3.80	2.60	5.70	4.40	6.20	4.10	1.60	4.60	-7.70	2.50
Gross Domestic Product (%)	4.92	5.85	4.22	2.66	3.27	0.13	0.79	4.30	1.42	1.52

Evolution of the Electrical Energy Consumption and the PIB Brazil


%
Year
Energy Consumption-PIB
PIB
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
4.92
5.85
4.22
2.66
3.27
0.13
0.79
4.30
1.42
1.52
6.2
5.7
-7.7
2.5

Source: Eletrobrás (DEM) and Folha de S. Paulo Newspaper.

Presence in the stock market

The performance of Tractebel Energia papers in São Paulo Stock Exchange (Bovespa) reflected in 2002, the problems faced by the electric sector in this period. The devaluation of the Real, which affected the company foreign currency liabilities, the indefinition regarding the liquidation of transactions and the low prices of the Electric Energy Market - MAE, together with investor's fears regarding the future of the sector due to the changes in the Government, led to the devaluation of Company shares. ON type shares suffered a devaluation of 6% and PNB type shares 19% faced with a 27% decrease in the Electric Energy Index (IEE) and 17% in the Ibovespa.



Investments

Tractebel Energia concluded important projects in 2002, such as Cana Brava HPP, the fourth and fifth units of William Arjona TPP and, together with its partners Machadinho HPP. The Company also studied cogeneration projects for companies in different fields. One of these projects, Lages Bioenergética, is already in advanced implantation stage.
Next the status of the projects:



HPP Cana Brava - With an installed capacity of 450 MW and located on the River Tocantins, north of the State of Goiás, this power plant was built by Companhia Energética Meridional – CEM, a subsidiary of Tractebel Energia. The setup comprises three 150 MW machines that started operating in May, July and August respectively, six months ahead of schedule. The second stage of the recovery of the site's degraded areas is presently underway, and support to the population affected shall continue until the end of 2003. Cana Brava is Tractebel's first Brazilian power plant implanted outside the scope of former Gerasul, underlining the intention of the Company to expand its presence in the national electric energy market.

HPP Machadinho - The three units of this power plant entered commercial operation in February, April and July, respectively concluding the motorization of the project, which has a total installed capacity of 1,140 MW and is located on the River Pelotas. From the beginning of the works to the commercial generation of the first unit four years elapsed, a record for a project of such proportions, concluded seven months ahead of schedule. A consortium including, besides Tractebel Energia, Celesc, CEEE, Alcoa, Camargo Correia, CBA, Cimento Rio Branco, Valesul Alumínio and DME built the power plant. According with the consortium contract Tractebel Energia is responsible for the operation and maintenance of the power plant.

TPP William Arjona - Is located in Campo Grande (MS) and was the first thermoelectric power plant in the Country to use natural gas from the Bolivia-Brazil pipeline, being also capable to use diesel as fuel. In April and July 2002 two additional units begun operating with an installed capacity of 35 MW each, totaling an installed capacity of 190 MW. The rapid upgrade occurred because the company won in 2001 a bidding process by the Brazilian Energy Emergency Trader (CBEE), body created by the Federal Government to contract energy during the rationing period.



TPP Lages - Set in Lages (SC), this plant is under construction by Lages Bioenergética Ltda, a subsidiary of Tractebel Energia. This cogeneration power plant will have an installed capacity of 28 MW and maximum steam output of 25 t/h, using timber waste from local timber merchants as fuel. Ground leveling works started in December and its startup is scheduled for March 2004. The project has a contract for the sale of part of its energy *to Santa Catarina distributor company and the remaining* part is being negotiated with free consumers. The steam shall be supplied to at least two timber industries close to the power plant. The construction of Lages TPP will contribute for the treatment of timber waste produced in the region of Lages, reducing the risks of environmental contamination and fire. Tractebel Energia owns 100% of the project.



Research and Development

In accordance with the Law n° 9.991/2000, Tractebel Energia maintains an annual program of Research and Development with various Brazilian research institutions, namely universities and foundations. The Company seeks to focus these activities in the areas of environment, technological development of the power plants and energy efficiency, interacting for the constant improvement of its facilities and services to the community and clients.

The 2002 R&D program was approved by Electric Energy National Agency – ANEEL. Fifteen projects worth R$ 1,469 thousand were approved. A further R$ 1,321 thousand was deposited in the National Technology and Science Fund, totaling R$ 2,790 thousand invested in R&D.

Information Technology

The Company updated the Oracle Applications system from the version 1103 to Web 11i. New system resources were implemented, enabling greater agility to the processes of purchase, maintenance and availability of information. Still in the first semester was concluded the conversion of files generated in the Telemeasurement System to the Oracle environment, with that Tractebel Energia became the first company to meet that requirement of MAE. In July 2003, when the automated energy measurement system, for invoicing purposes, is working all agents must send their files in Oracle. Among the advantages of this conversion are the use of telemeasurement data in the Power Plant Monitoring System (SAU), the facility in handling the databank by the invoicing personnel and the availability, via intranet, of the generation data of all Tractebel Energia power plants to all staff. Parallel to this were implanted Comex, which assists in the equipment import and export procedures and the software e-procurement that enables the system of purchases via Internet. In May was also activated the voice and data communication system in Cana Brava HPP, in the State of Goiás. With that the 12 units of the Company and the head Office, in Florianópolis, became integrated in one single network.





Ensuring the future.

Social and environmental balance

Social balance

Tractebel Energia personnel practices and policies are guided by the recognition and valorization of the people in its ranks, giving them conditions for performance and development. One of the highlights of the year was the creation of PREVIG – Complementary Social Security Society, a new complementary social security closed entity for Company employees. In November, with the permission of the Complementary Social Security Secretariat (SPC), and the Ministry of Social Security it was consolidated the creation of PREVIG. With this the covenant with the ELOS Foundation was rescinded and the parcel of assets under the responsibility of Tractebel Energia is being transferred to the new private social security entity. The change did not affect in any way the benefits of employees and retired participants and existing rights and obligations remaining unaltered.

Internal Public

Tractebel Energia closed the year with 859 collaborators, 29 of which were admitted in 2002. Among company collaborators 33,4% have university degrees, a great part of them have also post-graduation, master or doctor degrees.
In 2002 was started the implantation of a human resources management system, based on the competences fundamental to Company business, with the objective of ensuring the development of professionals, in tune with the strategies of the Company. During the year were identified the organization's essential competences essential and was carried out a diagnosis of the Directors and Senior Management.
The investment in the development of the personnel was 94,072 hours of training, which is equivalent to an average of 109 hours per employee, or 5.76% of the work force.
A new trainee program for 17 medium level professionals was also started, complementing the technical competence of the board of staff with Young talent and renewed ideals, and the opportunity of professional internship was open to 40 students from universities and technical schools located in the area of influence of the Company.
The Company maintains an ample plan of benefits for its collaborators, including among others financial assistance for health recovery, private social security, kindergarten help, meal tickets and education subsidies.
The engagement of personnel is guided by the search for the best human potential, in tune with corporate competences. Company employees are preferred when selecting people for new positions thus creating incentive for professional development. The remuneration policy is focused on the level of participation of each collaborator in the results attained, checked through a performance evaluation system, used also to establish the conditions for professional development and maintenance of their competitiveness in the job market.

Quality of life program

The search for quality of life improvement is a commitment assumed by Tractebel Energia for its collaborators, their families and the community, strengthening the concept of health and actions promoting quality of life.
Among the initiatives that took place in the course of the year we highlight the following:
- Update of the Medicine and Work Safety policies;
- Implantation of a preventive health program promoting physical activities, obesity prevention, stress control, healthy nutrition, prevention of heart related illnesses and prevention against smoke alcohol and drug consumption.
- Incentive for the practice of physical activities through support to employees' sports associations and implantation of a program of exercise at work in all Company facilities.
- Encouragement for the integration among different areas of the Company enabling employees to visit production units;
- Support to employees' handicapped dependants, through subsides for treatment and acquisition of special equipment;



Company employees;
- Initiatives with partner companies rendering services at Company facilities aimed at preventing work accidents.

Social Balance

Calculation basis (in R$ thousand)		2002			2001	
Net revenue		1,363,413			2,083,025	
Operational result		(322,895)			816,138	
Gross payroll		54,659			48,237	
Internal Social indicators	**R$ thousand**	**% Over payroll**	**% Over net revenue**	**R$ thousand**	**% Over payroll**	**% Over net revenue**
Meals	3,324	6.08	0.24	2,929	6.07	0.14
Compulsory Social Tributes	17,051	31.20	1.25	16,288	33.77	0.78
Private Social Security	6,534	11.95	0.48	6,338	13.14	0.30
Private Social Security - Conversion of Special Retirement into Retirement for Time in Service	25,428	46.53	1.87	25,882	53.65	1.25
Health	3,034	5.55	0.22	2,700	5.60	0.13
Education	1,804	3.30	0.13	1,784	3.70	0.09
Participation in Proft or Result	-	-	-	5,780	11.98	0.28
Other Benefits	887	1.62	0.07	1,322	2.74	0.06
Total	58,062	106.23	4.26	63,023	130.65	3.03
External Social indicators	**R$ thousand**	**% Over operational result**	**% Over net revenue**	**R$ thousand**	**% Over operational result**	**% Over net revenue**
Tax (without social tributes)	56,252	(17.42)	4.12	309,534	37.93	14.86
Contribution to society/citizenship	5,154	(1.60)	0.38	3,785	0.46	0.18
Total	61,406	(19.02)	4.50	313,319	38.39	15.04
Environmental indicators						
In connection with Company activities	3,305	(1.02)	0.24	2.873	0.35	0.14
In connection with projects underway	775	(0.24)	0.06	1,249	0.16	0.06
Total	4,080	(1.26)	0.30	4,122	0.51	0.20
Personal indicators						
Employees at the end of trade year		859			843	
Employees hired at the end of trade year		29			46	
Interns at the end of trade year		40			43	

Community action

The process of integration with the community is part of Tractebel Energia's philosophy. Since its privatization the Company maintains sponsorship and donation programs to entities in the communities where it is present, focusing mainly on education and underprivileged children.



Among the initiatives that took place in the course of the year we highlight the following:

- **Program Young Worker.** Through a covenant signed with social work entities this program offers the opportunity for 34 adolescents to acquire work experience in a 20-hour week regime. Young people are paid half a minimum wage and receive benefits such as meal tickets, bus fare tickets, personal accident insurance and medical and odontological support. In exchange it is required that they achieve good grades at school.

- **Support to the project "Complexo Ilha da Criança" (Children's Island Complex).** Developed in Florianópolis this project cares for over 3 thousand underprivileged minors, from newborn to the age of 18, extensive to their families and community. A partnership with the Town Hall and the Company enabled serving 3 thousand meals a day, care for 80% of families with children and adolescents with special protection needs that seek the Complex and offer 30% of vacancies in trade courses for family members.
- **Creation of a Citizenship Action Group by Company collaborators denominated PROAÇÃO.** The objective of this group is to contribute for the improvement the life conditions of the underprivileged population, through campaigns to gather food, clothing and shoes, besides holding trades courses, fund raising fairs and distributing essential nutrition packages.

Donations and Sponsorships

Tractebel Energia makes donations to kindergartens, hospitals and schools in its area of influence, namely:
- Donation of equipment to Capivari de Baixo Maternity hospital.
- Financial support and volunteer workers to the project Junior Achievement, in Florianópolis, aiming to incentive and support the development of an entrepreneurial culture among Young students.
- Donation of land with edifications to Valentin Bernardi School, located in Itá – SC.
- Donation of vehicles (1 bus and 1 microbus), land and building materials for the construction of Laranjeiras do Sul APAE (Handicapped children's parents and friends association) main facilities in the State of Paraná.
- Sponsorship of the book entitled Memória do Setor Elétrico na Região Sul.
- Donation of 59 desktop computers and various furniture items to kindergartens and needy schools;

The Company also sponsored several cultural and social projects, such as the Florianópolis International Children's Cinema Presentation, Goiás International Cinema and Video Festival, and the printing of Automobile Traffic Education booklets and booklets for the Municipal Council for Drug Prevention as well as sponsorship of the Victor Meirelles Museum fiftieth anniversary celebration activities, in Florianópolis (SC).



Environmental Balance



Tractebel Energia is committed to the preservation of the environment and the guarantee of sustainable development in the regions where it operates, whether in terms of ecology or social and economical concerns. The reference mark of this commitment starts with the Company Code of Ethics through to its Environmental Code, where the principles of sustainability and quality of life guiding all its activities are clearly stated.

The way Tractebel Energia conducted environmental issues earned the Company two prizes in 2002. One of them was the 10th Expressão Ecology Prize, awarded by Expressão magazine, in the category Preservation of Natural Resources, with the work "Monitoring and Preservation of Passo Fundo Hydroelectric Power Plant's Lake". The other one was the Fritz Müller Prize, awarded by the Santa Catarina State Foundation for the Environment (Fatma), awarded for the participation in the environmental recuperation of the areas degraded in the region of influence of Jorge Lacerda Thermoelectric Complex, in the municipality of Capivari de Baixo and the re-adequation of its coal yards.

Joint Initiatives

The Company communicates and debates with the community its environmental actions. Next we highlight some of the initiatives that took place in 2002:

- Formal delivery of a Preservation Unit in SC to FATMA and start of procedures for the transfer of a Preservation Unit to the Municipal authorities of Marcelino Ramos in RS, within the environmental compensation programs of Itá HPP.
- Obtention of environmental licensing for projects being studied by the Company, such as Mauá Thermoelectric power plant (Environmental Pre-licensing by SP Environmental Secretariat), Resende Thermoelectric power plant (Environmental Pre-licensing by RJ Environmental Foundation) and delivery of EIA/RIMA and the application for the Environmental Pre-licensing by SP Environmental Secretariat for Anhangüera Thermoelectric power plant.

Thermoelectric Power Plants Management

The year was marked by the consolidation of management tools, such as the Environmental Aspects Survey, the Environmental Management Plan and the start of the implementation of the Environmental Management System.





Two new projects received environmental licensing. William Arjona TPP (units 4 and 5) obtained the Environmental License by the Pantanal do Mato Grosso do Sul Environmental Institute, and Lages cogeneration power plant was granted Environmental Installation Pre-license by Santa Catarina Environmental Foundation - FATMA.

Also, the emissions and environmental impacts due to plant operation, and their control systems, are systematically evaluated. Among the initiatives taken in 2002 the following are noteworthy:

- Recuperation of areas previously used for coal stocking;
- Signature of the Term of Conduct Adjustment with the Public Ministry of Mato Grosso do Sul State for William Arjona TPP.
- Permanent monitoring of air and liquid emissions, as well as the impact of such emissions on the quality of the air and waterways in power plants` area of influence.

Hydroelectric Power Plants Management

The year was marked by the consolidation of management tools such as Use and Occupation Plans for the Reservoirs` Water and surrounding areas, Environmental and Socio-Patrimonial Plan and Manual, and start of the implementation of Environmental Management System.

Among its permanent actions Tractebel Energia carries out research programs and maintains covenants with technical support and research institutions for the environmental monitoring of power plants` reservoirs and surrounding areas. Among the initiatives that took place in 2002 we would like to highlight the following:

- Elaboration of an environmental and socio-patrimonial management plan, covering specific procedures for each unit regarding the reservoirs, security of patrimony, environment, management of reservoir margins and community relations.
- Conclusion and delivery to Paraná Environmental Institute – IAP of the plans for the use and occupation of Salto Osório and Salto Santiago Hydroelectric power plants reservoirs water and surrounding areas, and start of a similar plan for Passo Fundo HPP, these plans will be used by the power plants` corresponding State authorities as environmental management tools.



Prospects

The Brazilian corporate environment is faced with the uncertainties dominating the international and domestic scenarios in 2003. Besides the threat of an armed conflict in the middle east affecting Brazil, and the indeed the world, the Country also has to deal with the stabilization of the newly elected government, regulatory indefinition and the possibility of changes in its electric sector. The coming trade year will require therefore an environment of prudence, guided by a less aggressive and more conservative management profile.

Tractebel Energia goals will be set towards productivity gains, increasing its client portfolio and the financial preservation, in order to consolidate the strong expansion of its generating park in carried out in recent years.



Prospects and acknowledgements.

Acknowledgements

We register here our gratitude to our clients, shareholders, suppliers and financers, for their support and confidence, and in particular to our employees whose dedication and work were fundamental for our Company.

The Board of Directors
Florianópolis, March 13th 2003.


Tractebel Energia

Financial Statements



Tractebel Energia. Believing in the future. Believing in Brazil.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

ASSETS

	Parent Company		Consolidated	
	2002	2001	2002	2001
CURRENT ASSETS				
Cash	162,333	16,999	164,068	19,615
Short-term investments	10,679	13,057	10,679	13,057
Accounts receivable _ Distributors	769,902	918,383	791,070	938,179
Marketable securities	168,877	112	186,380	3,378
Fuel consumption credits _ CCC	27,300	28,783	27,300	28,783
Disposals, services in progress and reimbursable amounts	19,458	4,595	18,359	6,612
Recoverable taxes	63,879	18,911	68,807	22,389
Deferred income tax	145,590	31,377	152,575	31,377
Inventories	8,169	6,487	8,169	6,487
Prepaid expenses	15,058	7,652	16,060	7,809
Other	12,449	9,442	12,761	9,471
	1,403,694	**1,055,798**	**1,456,228**	**1,087,157**
LONG-TERM ASSETS				
Accounts receivable	30,670	61,093	30,670	61,093
Marketable securities	-	6,313	0	6,313
Recoverable taxes	7,476	6,479	14,993	8,116
Escrow deposits	24,526	22,562	24,526	22,562
Deferred income tax	219,113	176,382	230,059	180,184
Prepaid expenses	4,417	8,833	4,417	8,833
Other	2,787	2,787	3,041	3,041
	288,989	**284,449**	**313,706**	**290,142**
PERMANENT ASSETS				
Investments	482,517	486,749	63,628	65,944
Property, plant and equipment	3,421,360	3,483,460	4,872,512	4,702,213
Deferred charges	1,353	1,769	72,322	78,096
	3,905,230	**3,971,978**	**5,008,462**	**4,846,253**
TOTAL ASSETS	**5,597,913**	**5,312,225**	**6,778,396**	**6,223,552**

The accompanying notes are an integral part of these financial statements.

BALANCE SHEETS AS OF DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

LIABILITIES

	Parent Company		Consolidated	
	2002	2001	2002	2001
CURRENT LIABILITIES				
Suppliers	184,491	183,394	181,970	213,292
Dividends payable	-	165,120	-	165,120
Employees participation in results	2,526	5,780	2,526	5,780
Loans and financing	407,248	99,218	479,481	121,833
Financial charges	20,764	12,987	27,784	18,205
Debentures charges	-	-	16,831	12,883
Current taxes	10,585	220,790	11,535	221,126
Taxes payable in installments	2,752	22,625	2,752	22,625
Global reversal reserve	126	1,507	126	1,507
Electric energy concessionaires	1,824	1,889	1,824	1,889
Provision for contingencies	16,573	-	16,573	-
Post employment benefits	44,326	41,127	44,326	41,127
Accrued liabilities	145,352	27,916	145,391	28,004
Deferred income tax	170,518	-	170,518	-
Other	18,902	19,588	20,953	20,767
	1,025,987	**801,941**	**1,122,590**	**874,158**
LONG-TERM LIABILITIES				
Loans and financing	1,439,779	1,145,822	2,251,696	1,732,639
Financial charges	-	51	-	51
Debentures	-	-	179,041	175,568
Taxes payable in installments	9,415	45,651	9,415	45,651
Provision for contingencies	134,306	128,052	134,306	128,052
Concessions payable	-	-	92,922	76,725
Post employment benefits	208,827	229,391	208,827	229,391
Accrued liabilities	17,300	15,537	17,300	15,537
Other	2,000	1,960	2,000	1,960
	1,811,627	**1,566,464**	**2,895,507**	**2,405,574**
SHAREHOLDERS EQUITY				
Capital	2,445,766	2,445,766	2,445,766	2,445,766
Capital reserves	91,695	91,695	91,695	91,695
Income reserves	222,838	406,359	222,838	406,359
	2,760,299	2,943,820	2,760,299	2,943,820
	2,760,299	**2,943,820**	**2,760,299**	**2,943,820**
TOTAL LIABILITIES	**5,597,913**	**5,312,225**	**6,778,396**	**6,223,552**

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

Parent Company

	Capital	Capital reserves	Income reserves	Retained earnings	Total
BALANCES AT DECEMBER 31, 2000	**2,278,704**	**91,695**	**61,980**	**-**	**2,432,379**
Prior years adjustment	-	-	-	(61,595)	**(61,595)**
Capital increase	167,062	-	-	-	**167,062**
Net income	-	-	-	582,274	**582,274**
Reversal of reserves	-	-	(26,830)	26,830	**-**
Allocation of net income, proposed at Ordinary Shareholders General Meeting:					
Legal reserve	-	-	29,114	(29,114)	**-**
Proposed dividends Preferred ÒAÓ - R$0.3450208177, preferred ÒBÓ - R$0.2700827006 and common - R$0.2700827006, all amounts per 1000 shares	-	-	-	(176,300)	**(176,300)**
Income retention reserve	-	-	342,095	(342,095)	**-**
BALANCES AT DECEMBER 31, 2001	**2,445,766**	**91,695**	**406,359**	**-**	**2,943,820**
Loss for the year	-	-	-	(183,521)	**(183,521)**
Transfer to compensate losses	-	-	(183,521)	183,521	**-**
BALANCES AT DECEMBER 31, 2002	**2,445,766**	**91,695**	**222,838**	**-**	**2,760,299**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF OPERATIONS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated	
	2002	2001	2002	2001
GROSS OPERATING REVENUE				
Revenue from energy supplied to final consumers	32,157	13,918	47,613	14,096
Electric energy supplied	1,156,112	1,882,410	1,162,351	1,889,133
Fuel subsidy _ CCC	216,294	258,695	216,294	258,695
Services performed	8,154	6,550	3,784	3,556
Sale of ash	4,382	4,328	4,382	4,328
Other	2,682	501	2,747	554
	1,419,781	**2,166,402**	**1,437,171**	**2,170,362**
DEDUCTIONS				
Taxes and contributions	(52,738)	(79,770)	(57,702)	(83,187)
Sale of ash, net of taxes, transferred to CCC	(3,630)	(3,607)	(3,630)	(3,607)
Transfer of energy revenue in advance	-	-	(564)	-
	(56,368)	**(83,377)**	**(61,896)**	**(86,794)**
NET OPERATING REVENUE	**1,363,413**	**2,083,025**	**1,375,275**	**2,083,568**
COST OF ELECTRIC ENERGY AND SERVICES				
Electric energy purchased for resale	(258,643)	(323,196)	(146,211)	(236,678)
Electric energy production costs	(678,790)	(599,995)	(713,215)	(618,849)
Cost of services rendered	(6,783)	(6,353)	(6,783)	(6,353)
	(944,216)	**(929,544)**	**(866,209)**	**(861,880)**
GROSS PROFIT	**419,197**	**1,153,481**	**509,066**	**1,221,688**
OPERATING EXPENSES				
Sales expenses	(16,559)	(7,585)	(29,164)	(13,327)
General and administrative expenses	(88,162)	(51,885)	(97,537)	(65,575)
	(104,721)	**(59,470)**	**(126,701)**	**(78,902)**
Income from services	**314,476**	**1,094,011**	**382,365**	**1,142,786**
Equity in subsidiaries				
Equity loss	(51,483)	(6,666)	-	(556)
Goodwill amortization	(2,288)	(2,289)	(2,288)	(2,289)
	(53,771)	**(8,955)**	**(2,288)**	**(2,845)**
Financial income (expenses)				
Income from temporary cash investments	20,763	7,284	23,286	8,298
Interests on loans and financing	(130,856)	(133,680)	(193,537)	(169,986)
Interest on tax and social contributions	(1,399)	(6,432)	(1,403)	(6,432)
Monetary variation, net	(455,674)	(123,301)	(529,579)	(142,983)
Other	(16,434)	(12,789)	(21,872)	(15,796)
	(583,600)	**(268,918)**	**(723,105)**	**(326,899)**
OPERATING (LOSS) INCOME	**(322,895)**	**816,138**	**(343,028)**	**813,042**
NONOPERATING INCOME	**(2,748)**	**303**	**(2,745)**	**303**
(LOSS) INCOME BEFORE TAXES	**(325,643)**	**816,441**	**(345,773)**	**813,345**
Social contribution	38,183	(62,437)	43,512	(61,609)
Income tax	103,939	(165,950)	118,740	(163,682)
(LOSS) INCOME AFTER TAXES	**(183,521)**	**588,054**	**(183,521)**	**588,054**
Employees profit sharing	-	(5,780)	-	(5,780)
NET (LOSS) INCOME	**(183,521)**	**582,274**	**(183,521)**	**582,274**
NET (LOSS) INCOME PER THOUSAND SHARES	**(0,2812)**	**0,8920**	**-**	**-**

The accompanying notes are an integral part of these financial statements.

STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Parente Company		Consolidated	
	2002	2001	2002	2001
SOURCE OF FUNDS				
From operations				
Net (loss) income	(183,521)	582,274	(183,521)	582,274
Items not affecting working capital:				
Depreciation and amortization	158,615	156,866	189,877	172,026
Long-term interest	(25,662)	8,799	(18,473)	8,799
Long-term monetary variation	418,430	91,835	473,355	98,789
Equity in subsidiaries	51,483	6,666	-	556
Goodwill amortization	2,288	2,289	2,288	2,289
Increase (reversal) of long-term provisions _ net	5,452	(3,965)	5,452	(3,965)
Deferred tax assets and liabilities	(168,460)	56,439	(181,605)	53,544
Reimbursement of part of the free energy _ MAE	22,076	(61,093)	22,076	(61,093)
Permanent assets sold	2,748	(304)	2,748	(304)
	283,449	**839,806**	**312,197**	**852,915**
From shareholders	**-**	**167,062**	**-**	**167,062**
Capital increase	**-**	**167,062**	**-**	**167,062**
From third-parties				
Financing obtained	45,057	78,508	165,581	597,215
Suppliers	-	3,910	-	3,910
Debentures	-	-	-	81,900
Long-term assets transferred to current assets	152,873	37,360	153,796	37,422
Other	72	214	72	214
	198,002	**119,992**	**319,449**	**720,661**
TOTAL SOURCES	**481,451**	**1,126,860**	**631,646**	**1,740,638**
USE OF FUNDS				
In long-term assets	9,523	18,257	16,283	20,782
In investments	49,583	40,057	16	19
In acquisition of property items and deferred charges	94,438	108,324	193,739	378,254
In financial charges and short-term inflationary effects, accounted for in property, plant and equipment	3,617	1,672	26,628	46,998
Proposed dividends and interest on capital	-	176,300	-	176,300
Long-term liabilities transferred to current liabilities	200,440	165,589	274,341	193,673
TOTAL USES	**357,601**	**510,199**	**511,007**	**816,026**
INCREASE IN NET WORKING CAPITAL	**123,850**	**616,661**	**120,639**	**924,612**
VARIATION IN NET WORKING CAPITAL				
Current assets				
End of year	1,403,694	1,055,798	1,456,228	1,087,157
Beginning of year	1,055,798	253,335	1,087,157	284,512
	347,896	**802,463**	**369,071**	**802,645**
Current liabilities				
End of year	1,025,987	801,941	1,122,590	874,158
Beginning of year	801,941	616,139	874,158	996,125
	224,046	**185,802**	**248,432**	**(121,967)**
	123,850	**616,661**	**120,639**	**924,612**

The accompanying notes are an integral part of these financial statements.

ANNEX I - STATEMENT OF CASH FLOW FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (NOT AUDITED)
(In thousands of Brazilian reais - R$)

	Parent Company		Consolidated	
	2002	2001	2002	2001
Operational acitivities				
Net (loss) income	(183,521)	582,274	(183,521)	582,274
Items not affecting working capital:				
Depreciation and amortization	158,615	156,866	189,877	172,026
Long-term interest	(25,662)	8,799	(18,473)	8,799
Long-term monetary variation	418,430	91,835	473,355	98,789
Equity in subsidiaries	51,483	6,666	-	556
Goodwill amortization	2,288	2,289	2,288	2,289
Increase (reversal) of long-term provisions _ net	5,452	(3,965)	5,452	(3,965)
Deferred tax assets and liabilities	(168,460)	56,439	(181,605)	53,544
Reimbursement of part of the free energy _ MAE	22,076	(61,093)	22,076	(61,093)
Permanent assets sold	2,748	(304)	2,748	(304)
	283,449	**839,806**	**312,197**	**852,915**
Increase (decrease) in current assets				
Accounts receivable - Distributors	156,827	(775,095)	155,455	(780,506)
Fuel consumption credits - CCC	1,483	(6,562)	1,483	(6,562)
Disposals, services in progress and reimbursable amounts	(14,863)	4,924	(11,747)	1,980
Recoverable taxes	(44,540)	(14,479)	(45,067)	(16,335)
Deferred income tax	11,516	809	4,531	100,000
Prepaid expenses	(2,989)	2,367	(3,834)	3,292
Other	9,264	10,760	8,981	10,452
	116,698	**(777,276)**	**109,802**	**(787,579)**
Increase (decrease) in current liabilities				
Suppliers	1,097	101,710	(31,322)	107,783
Proposed dividends and interest on capital	(165,120)	28,321	(165,120)	28,321
Loans and financing	178,705	(219,373)	156,224	(570,661)
Taxes and social contributions	(258,461)	193,904	(257,847)	191,419
Parent company and subsidiaries	-	(42,923)	-	(42,923)
Post employment benefits	(6,133)	15,681	(6,133)	15,681
Accrued liabilities	109	(61)	108,463	(60,869)
Deferred income tax	170,518	-	170,518	-
Other noncurrent liabilities	(5,512)	3,733	(692)	15,609
	23,606	**20,213**	**(25,909)**	**(315,640)**
Increase in noncurrent assets				
Escrow deposits	(7,239)	(6,873)	(7,239)	(6,873)
Prepaid expenses	-	(8,833)	-	(8,833)
Recoverable taxes	-	-	(6,324)	(2,525)
Other noncurrent assets	(2,284)	(2,551)	(2,720)	(2,551)
	(9,523)	**(18,257)**	**(16,283)**	**(20,782)**
Increase in noncurrent liabilities				
Suppliers	-	3,910	-	3,910
	-	**3,910**	**-**	**3,910**
Total of operating activities	**414,230**	**68,396**	**379,807**	**(267,176)**
Investment activities				
Capital increase in subsidiaries	(49,567)	(38,903)	-	-
Increase in property, plant and equipment and deferred assets	(97,983)	(109,782)	(220,295)	(425,038)
Other	(16)	(1,154)	(16)	(19)
Total of investments activities	**(147,566)**	**(149,839)**	**(220,311)**	**(425,057)**
Financing activities				
Loans and financing	45,057	78,508	165,581	597,215
Debentures	-	-	-	81,900
Capital increase	-	167,062	-	167,062
Proposed dividends and interest on capital	-	(176,300)	-	(176,300)
Total of financing activities	**45,057**	**69,270**	**165,581**	**669,877**
Cash effects	**311,721**	**(12,173)**	**325,077**	**(22,356)**
Cash				
Beginning of the year	30,168	42,341	36,050	58,406
End of the year	341,889	30,168	361,127	36,050
	311,721	**(12,173)**	**325,077**	**(22,356)**

The accompanying notes are an integral part of these financial statements.

ANNEX II - STATEMENTS OF VALUE ADDED FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 (NOT AUDITED)
(In thousands of Brazilian reais – R$)

	Parent Company		Consolidated	
	2002	2001	2002	2001
GENERATION OF VALUE ADDED				
Sales, services and other income	1,203,487	1,907,707	1,220,877	1,911,667
Fuel subsidy – CCC	216,294	258,695	216,294	258,695
Nonoperating income	72	1,930	75	1,930
(-) Inputs				
Materials	(8,725)	(8,577)	(9,637)	(8,615)
Third-party services	(43,097)	(31,558)	(44,729)	(33,670)
Fuel for energy production – CCC	(216,294)	(258,695)	(216,294)	(258,695)
Fuel for production without subsidy	(57,293)	(45,817)	(57,293)	(45,817)
Electric energy purchased for resale	(258,643)	(323,196)	(146,211)	(236,678)
Insurance	(11,113)	(4,122)	(12,016)	(4,814)
Other	(168,605)	(38,932)	(182,058)	(52,305)
	(763,770)	(710,897)	(668,328)	(640,594)
GROSS VALUE ADDED	**656,083**	**1,457,435**	**768,918**	**1,531,698**
Depreciation, amortization and write-offs	(161,435)	(158,493)	(192,697)	(173,653)
NET GENERATED VALUE ADDED	**494,648**	**1,298,942**	**576,221**	**1,358,045**
VALUE ADDED TRANSFERRED TO				
Financial income	22,928	21,157	25,764	22,056
Equity in subsidiaries	(51,483)	(6,666)	-	(556)
VALUE ADDED TO BE DISTRIBUTED	**466,093**	**1,313,433**	**601,985**	**1,379,995**

DISTRIBUTION OF VALUE ADDED

	Parent Company				Consolidated			
	2002	%	2001	%	2002	%	2001	%
Remuneration:								
Labor								
Wages and labor charges	48,673	10.44	46,293	3.15	49,407	8.21	47,771	3.46
Benefits	13,059	2.80	13,553	1.03	13,304	2.21	13,553	0.98
Profit sharing	-	-	5,780	0.44	-	-	5,780	0.42
	61,732	**13.24**	**65,626**	**5.00**	**62,711**	**10.42**	**67,104**	**4.86**
Third-party capital								
Charges and monetary variations	587,880	126.13	267,524	20.37	724,468	120.35	323,557	23.45
Other financial expenses	16,378	0.57	15,347	1.17	22,058	3.66	18,596	1.35
Rentals	2,634	3.51	2,403	0.18	2,796	0.46	2,566	0.18
	606,892	**130.21**	**285,274**	**21.72**	**749,322**	**124.47**	**344,719**	**24.98**
Government								
Taxes, fees and contributions	65,582	14.07	95,941	7.30	70,770	11.76	99,735	7.23
Sector charges	57,530	12.34	55,931	4.26	64,955	10.79	60,872	4.41
Income and social contribution taxes	(142,122)	(30.49)	228,387	17.39	(162,252)	(26.95)	225,291	16.33
	(19,010)	**(4.08)**	**380,259**	**28.95**	**(26,527)**	**(4.40)**	**385,898**	**27.97**
Shareholders' equity								
Legal reserve	-	-	29,114	2.22	-	-	29,114	2.11
Dividends	-	-	176,300	13.42	-	-	176,300	12.78
Retained earnings	-	-	376,860	28.69	-	-	376,860	27.3
Loss	(183,521)	(39.37)	-	-	(183,521)	(30.49)	-	-
	(183,521)	**(39.37)**	**582,274**	**44.33**	**(183,521)**	**(30.49)**	**582,274**	**42.19**
	466,093	**100.00**	**1,313,433**	**100.00**	**601,985**	**100.00**	**1,379,995**	**100.00**

The accompanying notes are an integral part of these financial statements.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

1 – OPERATIONS

Tractebel Energia S.A. (current name of Centrais Geradoras do Sul do Brasil S.A. – GERASUL), an independent power producer with headquarters in Florianópolis - SC, has as its principal activity the generation and sale of electric energy, the regulation of which is the responsibility of the National Electric Energy Agency – ANEEL, which is directed by the Ministry of Mines and Energy.
The Company's installed capacity, including the indirect ownership in UHE Ita, is 5,831 MW, of which 79.68% is from hydroelectric plants and 20.32% from thermoelectric power plants. It is composed of the following generating plants, in operation: UHE Salto Osório (PR), UHE Salto Santiago (PR), UHE Passo Fundo (RS), UHE Itá (RS/SC), UHE Machadinho (SC/RS), UHE Cana Brava (GO), UTE Charqueadas (RS), UTE Alegrete (RS), UTE William Arjona (MS) and the Jorge Lacerda Thermoelectric Complex (SC).
The Company's electric energy supply capacity, including long-term purchase agreements entered into with subsidiaries Itá Energética S.A. - ITASA and Companhia de Interconexão Energética – CIEN, is 6,173 MW.
The Company share control is held by Tractebel EGI South America Ltda., new corporate name of Tractebel Sul América Ltda., a company incorporated in Brazil under the control of Tractebel Socièté Anonyme, with headquarters in Brussels, Belgium, member of the Suez Group, based in France.
The Company controls Companhia Energética Meridional – CEM, holding 99.99% of the shares composing the share capital. CEM has the concession to operate UHE Cana Brava, located on Rio Tocatins State of Goias.. The Company also has joint control, with Companhia Siderúrgica Nacional – CSN, of the company Itá Energética S.A. – ITASA, in which it participates with 48.75% of the voting capital. Itá Energética S.A - ITASA, a SPC – Special Purpose Company, formed for the joint construction and operation, via a joint venture, of the hydroelectric power plant, located on the Uruguay River, on the border between the States of Santa Catarina and Rio Grande do Sul. The Company also holds 99.99% of the quotas of Lages Bioenergética Ltda., that is implementing the Lages thermoelectric generating station, in the Municipality of Lages (SC). The main characteristics of subsidiaries and also of the undertaking are described in Note 9.b.
The hydroelectric plant UHE Machadinho concession is shared with other concessionaires forming the Machadinho Consortium, led by the Company which is holder of a 16.94% interest therein..

2 – PRESENTATION OF THE FINANCIAL STATEMENTS

All amounts (in texts and tables) presented in the financial statements and accompanying notes are expressed in thousands of Brazilian reais.
The Company presents in Annex I and II to the financial statements its statements of cash flows and value added, respectively.
Effective this year, the statement of operations is presented in accordance with the model provided for by the Accounting Manual for Electric Energy Public Service, approved by ANEEL Resolution No. 444 of October 26, 2001, which is in conformity with the Brazilian Corporate Law, article 187. Certain reclassifications have been made to the 2001 financial statements accounts to conform with the 2002 presentation, for comparison purposes.

Parent Company financial statements

The financial statements have been prepared in accordance with the accounting practices established by the Brazilian Corporate Law, in accordance with ANEEL regulations and in conformity with the standards issued by the Brazilian Securities Commission (CVM).

Consolidated Financial Statements

The consolidated financial statements were prepared in accordance with consolidation principles and practices set forth by the Brazilian Corporate Law and by Instruction No. 247/96, including amendments introduced by Instruction No. 285/98 of the Brazilian Securities Commission (CVM), covering the balance sheet, statement of income and statement of changes in financial position of the Parent Company and its subsidiaries.

Detailing the Explanatory Notes

For the purpose of clarifying the details of assets balances in the explanatory notes, assets and liabilities accounts nonexistent in the subsidiaries are exclusively presented under the heading "Controlling Company", whose amounts are identical to the consolidated balances.

3 – SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

Recognition of inflationary effects

Only the effects of monetary variations on assets and liabilities indexed as a function of legal and contractual arrangements are reflected in the Company's financial statements. In compliance with the provisions of Law n° 9.249 of December 26, 1995, starting in January 1996, the monetary correction system was abolished. As a result, the amounts pertaining to the permanent assets, shareholders' equity have been adjusted only up to December 31, 1995.

General valuation criteria

a) Income and expenses for the period
Income and expenses are recorded by using the accrual method of accounting.
b) Current and long-term assets
Bonds and securities are recorded at cost, increased by income received up to the balance sheet date and refer to short-term investments, whose accounting values do not exceed the average market prices.
Inventories are recorded at average actual cost or market value, whichever is lower.
Indexed assets are updated to the date of the balance sheet.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

c) Permanent assets
Investments in the subsidiary and jointly controlled companies are valued by using the equity method and the other investments are recorded at acquisition cost, which does not exceed the market value.
Fixed assets are recorded at acquisition or construction cost. Depreciation is calculated by using the straight-line method, based on the annual rates in accordance with ANEEL Resolution No. 002, of 12.24.1997, amended by Resolution No. 044, of 17.03.1999, based on the Registered Units – UC which compose the asset, in accordance with DNAEE Decree no 815 of 30.11.1994.The annual rates of depreciation utilised by the Company are those stipulated in the regulations and are shown in Note 10.a.
In accordance with that contained in the accounting mannual for the electric energy sector the financial charges and inflationary effects of loans and financing linked to construction in progress are added to the cost of the respective development.
d) Current and long-term liabilities
The future benefits of employees (post employment benefits) were accounted for based on an actuarial valuation in accordance with the stock market resolution 371 of December 13, 2000, and are updated by contractual indices as disclosed in Note 18.
Loans and financing and the resulting charges, accrued to the date of the balance sheet, are updated by the contractual indices (See Note 12). The other obligations of the Company are recorded at known or calculable values and increased, when applicable, by the corresponding charges and monetary variations incurred.

Consolidated financial statements

Investments made by the investor in the invested company capital and the assets and liabilities balances deriving from operations among consolidated companies were eliminated upon consolidation.
ITASA assets and liabilities components and also income and expenses are proportionately consolidated based on the participation of the Company in its share capital, since the Company's investment refers to shared control (See Note 9.b).
In view of the high percentage of interest of the Parent Company in the affiliated companies (See Note 9.b), the non-controlling shareholders' participation does not have any effect on the consolidated financial statements.

4 – CASH

As mentioned in Note 22, purchases and sales of electric energy in the Wholesale Energy Market - MAE were settled on December 30, 2002, when the payor institution credited R$123,587 to the Company's bank account, at the end of the bank's business hours. This amount could only be moved on the following business day, already in January 2003.

5 – DISTRIBUTORS

	Parent Company				
	2002				2001
	Due	Overdue		Total	Total
		up to 90 days	more than 90 days		
Current					
Energy supplied to final consumers	6,935	-	-	6,935	1,087
Concessionaires	140,264	-	18,838	159,102	139,668
Commercial company - CBEE	4,099	-	-	4,099	-
MAE transactions	470,923	128,843	-	599,766	777,628
	622,221	**128,843**	**18,838**	**769,902**	**918,383**
Long-Term					
MAE transactions	30,670	-	-	30,670	61,093
	652,891	**128,843**	**18,838**	**800,572**	**979,476**

	Consolidated				
	2002				2001
	Due	Overdue		Total	Total
		up to 90 days	more than 90 days		
Current					
Energy supplied to final consumers	7,616	-	-	7,616	1,091
Concessionaires	140,299	-	18,863	159,162	937,088
Commercial company - CBEE	4,099	-	-	4,099	-
MAE transactions	482,914	137,279	-	620,193	-
	634,928	**137,279**	**18,863**	**791,070**	**938,179**
Long-Term					
MAE transactions	30,670	-	-	30,670	61,093
	665,598	**137,279**	**18,863**	**821,740**	**999,272**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

The invoices issued in the category of "Energy supplied to final consumers" will fall due on the 15th of the month subsequent to the supply.
Invoices regarding supply to concessionaires are divided into three equal installments, falling due on the 15th and 25th of the month subsequent to the supply and on the 5th of the subsequent second month.
Amounts overdue for more than 90 days include the short-term billing, in the amount of R$17,334, owed by Furnas Centrais Elétricas S.A. Such value results from the supply by GERASUL to that company, in view of the delay in the commencement of operations by Usina Termonuclear Angra II, whose energy is included in the Initial Contracts. Invoicing refers to the period from July 1999 to August 2000, when the short-term market was managed by ASMAE – Administrator of the Wholesale Energy Market. Said value is recognized by Furnas and its settlement is under negotiation between the parties, since there is no agreement in respect of interest and monetary correction, understood by the Company as applicable. The debt restated by the variation of the General Price Index-Market "IGP-M", increased by interest of 1% p.m., totals R$36,467 at 12.31.2002. Upon settlement of said amount, the debt of the same nature, owed by the Company to Furnas, in the amount of R$2,537, that, if restated under the same conditions amounts to R$4,103, will be offset.
Units 4 and 5 of UTE William Arjona are available to Comercializadora Brasileira de Energia Emergencial – CBEE, with 70 MW power, in compliance with the agreement for the supply of electricity signed in January 2002, valid until December 2004.. The corresponding invoices will fall due on the first working day after the 15th of the month subsequent to what they refer to."
Spot market transactions in the Wholesale Energy Market – MAE, carried out in the period from September 2000 to December 2002, are described in Note 22.

6 – MARKETABLE SECURITIES

Situation	Parent Company		Consolidated	
	2002	2001	2002	2001
Short-term				
Certificate of deposit – CDB	162,483	-	173,457	3,266
Financial Treasury Bill – LFT	6,394	112	6,394	112
National Treasury Bill – LTN	-	-	-	-
	168,877	**112**	**186,380**	**3,378**
Long-term				
Financial Treasury Bill – LFT	-	5,772	-	5,772
National Treasury Bill – LTN	-	541	-	541
	-	**6,313**	**-**	**6,313**
	168,877	**6,425**	**186,380**	**9,691**

Marketable securities as of December 31, 2002, parent company and consolidated, are remunerated at 101.94% and 102.77% of the CDI average rate, respectively, such rates being renegotiable, irrespective of their maturities, without affecting interest rates.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

7 - DEFERRED INCOME TAX

	Parent Company				
	2002				2001
Dscripition	Calculation basis	Income tax	Social contribuition	Total	Total
Taxes - art 7, Law No. 8,541/92	-	-	-	-	1,067
Provision for losses on Jacuí	977,853	-	88,007	88,007	78,228
Remuneration of PP&E in progress – (RIC)	276,247	33,453	-	33,453	-
Employees' participation in results	2,526	632	227	859	1,965
Provision for MAE operations	30,413	7,603	2,737	10,340	-
Provision for contingencies	147,021	36,755	13,232	49,987	41,438
Post employment benefits	152,746	38,187	13,747	51,934	57,673
Provision for large maintenance services	33,189	8,297	2,987	11,284	7,889
Provision for managerial bonus	3,200	800	288	1,088	680
Provision for electric energy purchases	119,226	29,087	10,731	40,538	3,486
Provision for the restructuring program	-	-	-	-	74
Provision for discount on sale of tax credits	1,258	314	113	427	427
Tax loss carryforwards	164,513	41,128	-	41,128	-
Social contribution tax loss carryforwards	396,202	-	35,658	35,658	14,832
	-	**196,976**	**167,727**	**364,703**	**207,759**
Classification of deferred tax credits:					
Current		98,746	46,844	145,590	31,377
Long-term		98,230	120,883	219,113	176,382
		196,976	**167,727**	**364,703**	**207,759**

The consolidated balance sheet includes the deferred tax credits of subsidiaries ITASA and CEM, arising from tax loss carryforwards, as shown below:

	2002	2001
ITASA		
Long-term assets	3,798	3,802
CEM		
Current assets	6,985	-
Long-term assets	13,148	-
	20,133	-
	23,931	**3,802**

Beginning this year, subsidiary ITASA no longer recognizes new deferred tax credits as the requirements of CVM Instruction No. 371/2002 have not been met.

Estimates of purchase and sale of energy in MAE, recorded in December 2001, were regarded as temporary differences in the 2001 Declaration of Corporate Economic-Fiscal Information (DIPJ 2001), and respective effects were adjusted in the books this year. This procedure has not impacted net income (loss) for the year since it only had effects on the reclassification of deferred tax assets and liabilities. Likewise, provisions for purchases and sales of electric energy in MAE, which occurred in 2002, were treated as temporary differences. Information on spot market transactions in MAE are described in Note 22.

In compliance with the tax legislation, realization of deferred tax credits, deriving from temporary differences, will occur through the payment of provisions or, whenever the case, by the realization of the provided for losses. As regards deferred tax credits, resulting from tax loss carryforwards, realization will occur through offsetting of their bases, limited to 30% of the subsequent years taxable income.

Based on a technical feasibility study submitted to the Fiscal Council ("Conselho Fiscal") and approved by the Company's management, deferred tax assets as of December 31, 2002 are fully offsettable against future taxable income. Such study is in compliance with CVM Instruction No. 371 of June 27, 2002.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

Realization of such assets and respective offset against future taxable income generation were estimated by the Company's management as follows:

Descripition	2003	2004	2005	2006	2007	Next 2 years	Next 3 years	After 2012	Total
Provision for losses on Jacuí	-	-	2,970	3,960	3,960	7,920	11,880	57,317	88,007
Other temporary differences	77,156	16,641	11,719	32,090	5,781	23,267	33,256	-	199,910
Income tax loss carryforwards	41,128	-	-	-	-	-	-	-	41,128
Social contribution tax loss carryforwards	27,306	8,352	-	-	-	-	-	-	35,658
Deferred tax asset, recorded	**145,590**	**24,993**	**14,689**	**36,050**	**9,741**	**31,187**	**45,136**	**57,317**	**364,703**
Deferred tax asset, unrecorded	-	-	-	-	-	-	-	35,609	35,609
Total	**145,590**	**24,993**	**14,689**	**36,050**	**9,741**	**31,187**	**45,136**	**92,926**	**400,312**

The provision for losses on Jacuí will be realized in proportion to the thermoelectric power plant's depreciation, after the start-up of its operations. Deferred tax asset refers to Social Contribution on Net Profit (CSLL) and was recorded in 1997. The Company's management is awaiting further definition regarding certain pending project issues in order to recognize deferred income tax on such provision, in the amount of R$ 244,463, when the deferred tax asset will be complemented, observing the limit of ten years on its recoverability.

8 – TAX RECONCILIATION - INCOME

	Parent Company			
	2002		2001	
	Social contribuition tax	Income tax	Social contribuition tax	Income tax
Income before tax	(325,643)	(325,643)	816,441	816,441
Employees' participation in results	-	-	(5,780)	(5,780)
	(325,643)	**(325,643)**	**810,661**	**810,661**
Social contribution tax – 9%	29,308	-	(72,959)	-
Income tax – 25%	-	81,411	-	(202,665)
Social contribution and income taxes on:				
Nondeductible expenses				
Management bonus and 13th salary	-	(267)	-	(430)
Charges on nondeductible tax contingencies	-	-	(39)	(108)
Goodwill amortization	-	(572)	-	(572)
Equity in subsidiaries	(4,633)	(12,871)	(600)	(1,666)
Other nondeductible expenses	(95)	(264)	(38)	(150)
Non taxable results				
Recovery of income tax on net profit - ILL	-	-	1,039	2,885
Reversal of nondeductible tax contingencies			266	740
Interest expenses on construction in progress (RIC)	-	36,817	-	9,196
Reversal of interest on capital	-	-	9,552	26,535
10% surtax on monthly income in excess of R$20 per month	-	24	-	24
Adjustment of tax incentives	(11)	(339)	26	261
Adjustment to the deferred CSLL rate	13,614	-	316	-
	38,183	**103,939**	**(62,437)**	**(165,950)**
Breakdown of taxes in income:				
Current	(5,748)	(13,428)	(42,306)	(129,642)
Deferred	43,931	117,367	(20,131)	(36,308)
	38,183	**103,939**	**(62,437)**	**(165,950)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Consolidated			
	2002		2001	
	Social contribuition tax	Income tax	Social contribuition tax	Income tax
Income before tax	(345,773)	(345,773)	813,345	813,345
Employees' participation in results	-	-	(5,780)	(5,780)
	(345,773)	**(345,773)**	**807,565**	**807,565**
Social contribution tax – 9%	31,120	-	(72,681)	-
Income tax – 25%	-	86,443	-	(201,891)
Social contribution and income taxes on:				
Nondeductible expenses				
Management bonus and 13th salary	-	(267)	-	(466)
Charges on nondeductible tax contingencies	-	-	(39)	(108)
Goodwill amortization	-	(572)	-	(572)
Equity in subsidiaries	-	-	(50)	(139)
Reversal of nondeductible tax contingencies	-	-	266	740
Other nondeductible expenses	(95)	(267)	(38)	(147)
Non taxable results				
Reversal of nondeductible tax contingencies	-	-	266	740
Recovery of income tax on net profit – ILL	-	-	1,039	2,885
Interest expenses on construction in progress	-	36,817	-	9,196
Reversal of interest on capital	-	-	9,552	26,535
10% surtax on monthly income in excess of R$20 per month	-	24	-	24
Adjustment of tax incentives	(11)	(339)	26	261
Adjustment to the deferred CSLL rate	13,614	-	316	-
Deferred tax assets on losses in subsidiaries, unrecorded	(1,116)	(3,099)	-	-
	43,512	**118,740**	**(61,609)**	**(163,682)**
Breakdown of taxes in income:				
Current	(5,748)	(13,428)	(42,253)	(129,494)
Deferred	49,260	132,168	(19,356)	(34,188)
	43,512	**118,740**	**(61,609)**	**(163,682)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

9 – INVESTMENTS

a) Composition

	Parent Company		Consolidated	
	2002	2001	2002	2001
Permanent corporate participation valued on an equity basis				
Itá Energética S.A. – ITASA				
Equity basis	241,594	253,979	-	-
Goodwill	17,164	19,452	17,164	19,452
	258,758	**273,431**	**17,164**	**19,452**
Companhia Energética Meridional – CEM				
Equity basis	172,928	166,010	-	-
Goodwill	42,806	32,619	42,806	32,619
Advances for capital increase	102	815	-	-
	215,836	**199,444**	**42,806**	**32,619**
Delta Participações S. A.				
Equity basis	1	1	-	-
Tractebel Energia Comercializadora Ltda.				
Equity basis	10	-	-	-
Lages Bioenergética Ltda.				
Equity basis	4,254	-	-	-
	478,859	**472,876**	**59,970**	**52,071**
Permanent corporate participation valued at acquisition cost				
Wholesale Energy Market – MAE				
Participation Quota	3	3	3	3
	478,862	**472,879**	**59,973**	**52,074**
Goods and rights for future use and destined for sale	**1,762**	**1,806**	**1,762**	**1,806**
Other investments				
Subscription bonus on Companhia Energética Meridional – CEM shares	1,771	11,958	1,771	11,958
Other	122	106	122	106
	1,893	**12,064**	**1,893**	**12,064**
	482,517	**486,749**	**63,628**	**65,944**

b) Permanent Corporate Participation

b.1 – Itá Energética S.A. – ITASA (joint control)

ITASA does not have a specific Parent Company. Tractebel Energia has 48.75% of its capital. Companhia Siderúrgica Nacional-CSN also holds 48.75%, and Companhia de Cimento Itambé holds the remaining 2.50%.

ITASA has as its objective the exploration of the Itá hydroelectric power plant through a joint venture, by means of a concession granted by the federal government through the National Electric Energy Agency – ANEEL. The undertaking is located on the Uruguay river, on the border between the Santa Catarina and Rio Grande do Sul States, between the municipalities of Itá (SC) and Aratiba (RS) and has an installed capacity of 1,450 MW, derived from 5 generators of 290 MW. It was completed in March, 2001.

Under the terms of the joint venture contract, ITASA will be entitled to 60.5% of 668 MW (average), equivalent to the Itá UHE assured energy. We present below information in respect of the participation in the related company:

	2002	2001
Number of capital shares	520,219,172	520,219,172
Number of shares owned by Tractebel Energia	253,606,840	253,606,840
Participation %	48,750	48,750
Subscribed share capital	426,300	416,062
Shareholders' equity	495,578	520,982
Loss for the year	(25,404)	(12,533)
Investment:		
Equity result	241,594	253,979
Goodwill	17,164	19,452
Loss on an equity basis	(12,384)	(6,666)

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of 10 years.
The calculation of the goodwill was based on the cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment projected for the period of the concession, allowing for one renewal of the concession at the end of its term in accordance with the respective Concession Contract.
The valuation considered the debt/equity relationship of 50/50 for the implementation of the Itá project, using the discount rates of 11.0% for third party capital and 11.5% for shareholders' equity.
The amortized goodwill for the year was R$2,288 (R$2,289 in 2001).
The main affiliated company assets, liabilities and results classifications are stated below and the consolidation was proportional to the investments made by the Company in the affiliate share capital:

ASSETS	2002	2001
Current	44,671	66,018
Long-term	9,904	8,928
Permanent	1,189,302	1,221,987
	1,243,877	**1,296,933**
LIABILITIES		
Current	111,227	109,257
Long-term	637,072	666,694
Shareholder's Equity	495,578	520,982
	1,243,877	**1,296,933**
INCOME		
Gross operating income	201,020	191,739
Deductions	(7,248)	(7,010)
Net operating income	**193,772**	**184,729**
ELECTRIC ENERGY COSTS		
Electric energy purchased for resale	(1,900)	-
Costs of electric energy production	(46,445)	(44,818)
	(48,345)	(44,818)
GROSS PROFIT	**145,427**	**139,911**
OPERATING EXPENSES		
Sales expenses	(15,411)	(11,778)
General and administrative expenses	(18,946)	(28,081)
	(34,357)	**(39,859)**
Income from services	**111,070**	**100,052**
Net financial income	**(136,475)**	**(118,935)**
OPERATING LOSS	**(25,405)**	**(18,883)**
NON OPERATING RESULTS	**7**	**-**
LOSS BEFORE TAX	**(25,398)**	**(18,883)**
Income tax and social contribution	(6)	6,350
Net loss for the year	**(25,404)**	**(12,533)**

b.2 – Companhia Energética Meridional - CEM (subsidiary)

CEM has the concession of Cana Brava Hydroelectric Power Plant, located on Rio Tocantins, north of the State of Goiás, with an assured installed capacity of 450 MW and 273.4 MW average of energy. The contract for the construction and exploration of the power plant is for 35 years as from August 27, 1998.
The construction started on May 31, 1999 with the start of operations expected during the second semester of 2002. However due to the construction progressing faster than expected, due to technological and engineering expertise applied to the project, the start-up of operations of UHE Cana Brava was on May, 2002. Therefore, the first of the three power generation units of the plant became operative for the National Electric System Operator – ONS on May 22, 2002 and the third one, on September 25, 2002.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

Below is the information regarding participation in the subsidiary:

	2002			2001
	Shares		Total	Total
	Common	Preferred		
Number of capital shares	74,676,668	137,333,332	212,010,000	166,010,000
Number of shares owned by Tractebel Energia	74,676,664	137,333,332	212,009,996	166,009,996
Ownership interest - %	99.99	100.00	99.99	99.99
Subscribed share capital	74,677	137,333	212,010	166,010
Shareholders' equity	-	-	172,928	166,010
Loss for the year	-		(39,082)	
Investment:				
Equity	-	-	172,928	166,010
Goodwill	-	-	42,806	32,619
Equity in subsidiaries	-	-	(39,082)	-

As of December 31, 2002 a balance of R$102 of advance for capital increase by the Company to CEM is pending capitalisation; such amount will be capitalised shortly. Even though this amount is registered in the controlled company such amount is not included in the above information in order to permit better understanding as to the participation in CEM.
The goodwill arising from the share capital acquisition is economically based on future income and will be amortized within a term of no more than 10 years, starting on January, 2003.
The calculation of the goodwill was based on cash-flow projections calculated by a specialized financial institution, with adequate assumptions relevant to the investment, projected for 35 years, which is the power plant concession term, adjusted to reflect present value using a 14% discount rate.
The valuation took into consideration the relationship between debt/equity of 70/30 for the construction of the power plant. Part of the goodwill is associated with the subscription bonus acquired in the transaction and will be used for capital contribution during the pre-operating phase of the investment.

b.3 – Delta Participações S.A.

The Company holds 999 out of the 1,000 shares that comprises the capital of Delta, incorporated on October 31, 2001, which has not started operations to date.

b.4 – Tractebel Energia Comercializadora Ltda.

Company incorporated on October 16, 2000, originally under the name Beta Participações Ltda., changed on June 10, 2002. As of December 31, 2002, capital amounts to R$ 26, fully paid up over this year, represented by 26,000 sharequotas, 25,999 of which are held by the Company.
Information on equity in this subsidiary is presented below:

	2002
Sharequotas representing capital	26,000
Sharequotas held by Tractebel Energia	25,999
Ownership interest - %	99.99
Capital	26
Shareholders' equity	10
Net loss	(16)
Investment:	
Equity pick-up	10
Equity in subsidiary	(16)

b.5 – Lages Bioenergética Ltda.

Company incorporated on June 26, 2002, authorized by National Electric Energy Agency – ANEEL on October 30, 2002, as an Independent Electric Energy Productor. The Company is constructing the thermoelectric power plant of Lages, located on the municipality of Lages, which will operate a 28 MW turbogenerator. The fuel used by the turbogenerator is composed of wood residuals. The central generator will have a restrict interest transmission system, composed of a substation with a 31,250 kVA – 13.8/ 138 kV transformer and a 138 kV transmission line, in single circuit, which will have approximately 5 km of extension. According to the authorization issued by ANEEL, Lages Bioenergética has 30 years from October 30, 2002 to implement and explore the undertaking. The start of the construction is initially scheduled for the first quarter of 2003.
Information on equity in subsidiary is presented below:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	2002
Sharequotas representing capital	4,254,196
Sharequotas held by Tractebel Energia	4,254,195
Ownership interest - %	99.99
Capital	4,254
Shareholders' equity	4,254
Investment:	
Equity pick-up	4,254

c) Other investments

The Company has 8 subscription bonus bonds in CEM shares, in the amount of R$1,771. This value, which corresponds to the goodwill paid on the acquisition of these bonus bonds, with the economic basis of future income, will be transferred to "investments in subsidiary" as and when it is used to subscribe to capital.

10 – PROPERTY, PLANT AND EQUIPMENT

a) Composition

	Parent Company				Consolidated	
	2002		2001		2002	2001
	Average depreciation rates	Inflation adjusted cost	Average depreciation rates	Inflation adjusted cost	Inflation adjusted cost	Inflation adjusted cost
Intangible assets						
Cana Brava's concession	-	-	-	-	88,664	-
(-) Accumulated amortization	3.2	-	-	-	(1,257)	-
	-	-	-	-	87,407	-
Tangible assets Hydraulic generation						
UHE Salto Santiago	2.5	638,274	2.5	635,796	638,274	635,796
UHE Salto Osório	2.8	288,623	2.6	287,321	288,623	287,321
UHE Passo Fundo	2.5	122,812	2.5	113,347	122,812	113,347
UHE Itá (Participation in the consortium)	2.3	1,233,259	2.3	1,233,352	1,775,314	1,774,153
UHE Machadinho (participation in the consortium)	2.4	163,594	-	-	163,594	-
UHE Cana Brava	2.4	-	-	-	847,722	-
		2,446,562		2,269,816	3,836,339	2,810,617
(-) Accumulated depreciation		(785,146)		(732,530)	(823,672)	(749,174)
		1,661,416		**1,537,286**	**3,012,667**	**2,061,443**
Thermal generation						
Complexo Jorge Lacerda	4.3	2,433,552	4.6	2,429,284	2,433,552	2,429,284
UTE Charqueadas	4.5	54,011	4.8	53,498	54,011	53,498
UTE Alegrete	4.6	7,735	4.8	7,504	7,735	7,504
UTE William Arjona	4.8	167,594	3.6	94,544	67,594	94,544
		2,662,892		2,584,830	2,662,892	2,584,830
(-) Accumulated depreciation		(983,429)		(885,089)	(983,429)	(885,089)
		1,679,463		**1,699,741**	**1,679,463**	**1,699,741**
Communication systems	6.1	1,624	6.1	1,624	1,624	1,624
(-) Accumulated depreciation		(807)		(641)	(817)	(641)
		817		**983**	**817**	**983**
Equipment and other	10.0	21,959	10.0	18,843	22,170	19,098
(-) Accumulated depreciation		(11,010)		(6,696)	(11,132)	(6,813)
		10,949		**12,147**	**11,038**	**12,285**
Total		**3,352,645**		**3,250,157**	**4,791,392**	**3,774,452**

Composição do Ativo Imobilizado (continuação)

	Parent Company				Consolidated	
	2002		2001		2002	2001
	Average depreciation rates	Inflation adjusted cost	Average depreciation rates	Inflation adjusted cost	Inflation adjusted cost	Inflation adjusted cost
Total		3,352,645		3,250,157	4,791,392	3,774,452
Construction in progress						
Hydraulic generation						
UHE Itá		2,830		1,575	8,070	3,494
UHE Machadinho		11,709		165,146	11,709	165,146
UHE Cana Brava		-		-	2,911	692,539
UHE P. Fundo (additional construction)		-		7,609	-	7,609
UHE S. Santiago (additional construction)		3,321		5,699	3,321	5,699
Other		1,143		2,747	1,143	2,747
		19,003		182,776	27,154	877,234
Thermal Generation						
UTE Jacuí		80,823		77,265	80,823	77,265
UTE William Arjona		5,541		17,729	5,541	17,729
UTE J. Lacerda (additional construction)		12,159		6,453	12,159	6,453
UTE Charqueadas (additional construction)		1,025		1,090	1,025	1,090
UTE Lages		-		-	4,379	-
Other		5,729		3,338	5,729	3,338
		105,277		105,875	109,656	105,875
General equipment and other		999		1,166	999	1,166
		125,279		289,817	137,809	984,275
Net fixed Assets		3,477,924		3,539,974	4,929,201	4,758,727
Special obligations		(56,564)		(56,514)	(56,689)	(56,514)
		3,421,360		3,483,460	4,872,512	4,702,213

b) Special obligations

Refer to obligations related to the Public Utilities of electric energy and show the amounts invested in the undertakings under concession using federal government funds and donations not subordinated to any return to the donor. The settlement of such obligations will be at maturity of the respective concessions, as determined by the granting authority. The composition of these obligations as at December 31, 2002 is as follows:

	Parent Company		Consolidated	
	2002	2001	2002	2001
Donations and subsidies destined to investments	47,937	47,887	48,062	47,887
Reversal and amortization	2,230	2,230	2,230	2,230
Federal government participation	3,758	3,758	3,758	3,758
Other	2,639	2,639	2,639	2,639
	56,564	56,514	56,689	56,514

c) Concessões e autorizações do Órgão Regulador

		Installed capacity - MW	Date of the concession	Maturity
I – Concessions				
UHE Salto Santiago	Controladora	1.420	28.09.1998	28.09.2028
UHE Salto Osório	Controladora	1.078	28.09.1998	28.09.2028
UHE Passo Fundo	Controladora	226	28.09.1998	28.09.2028
UHE Itá	Controladora/ITASA	1.450	28.12.1995	16.10.2030
UHE Machadinho	Controladora	1.140	15.07.1997	15.07.2032
UHE Cana Brava	CEM	450	27.08.1998	27.08.2033
II–Authorizations				
Complexo Jorge Lacerda	Controladora	857	25.09.1998	28.09.2028
UTE Charqueadas	Controladora	72	25.09.1998	28.09.2028
UTE Alegrete	Controladora	66	25.09.1998	28.09.2028
UTE William Arjona	Controladora	190	02.06.2000	28.04.2029
UTE Jacuí	Controladora	350	07.02.2002	07.02.2032
UTE Lages	Lages Bioenergética	28	30.10.2002	30.10.2032

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

The concession granted in respect of UHE Itá is divided with Itá Energia S.A. - ITASA. (See Note 9-b.1)
UHE Machadinho concession is shared with other concessionaires forming the Machadinho Consortium, led by the Company, holder of a 16.94% interest therein.

d) Jacuí Thermoelectric Power Plant

In compliance with the Privatization Regulations, on March 12, 1999, the Company communicated to ANEEL its intention to complete the Jacuí Thermoelectric Power Plant, having received as a formal reply, the information that ANEEL considered such communication as adequate compliance by the Company of the requirements included in the privatization regulations. ANEEL, the regulatory agency for the Brazilian electric sector, defined the aspects for the trading of energy to be generated by the UTE Jacuí and authorised the project. The environmental control agency of the State of Rio Grande do Sul, FEPAM, issued on December 20, 2001 the installation license. Currently, the Company is waiting for definitions related to the coal reimbursement mechanism after the first five years of operations. These actions, in conection with other projects in progress, such as the hiring of an EPC (Engineering Procurement and Construction), the supply agreement of coal, which contractual terms were already signed by the parties and by Eletrobrás, and the studies of a financial structure for the project, which previews the participation of BNDES, shows that the Company is working hard to viabilise the project.

e) Capacity to recover depreciation through future operations

Based on internal future cash flow projections, the Company estimated that the depreciation of certain assets will not be recovered with future operations. The Company has not accrued for the loss on such assets because it expects that, when considering all of the Company's assets, the depreciation will be covered by cash flows.

f) Appropriation of financial charges and inflationary effects

The financial charges and inflationary effects arising from loans and financing, were recognized as follows, in accordance with No. 36 of the Electric Energy Public Sector Chart of Accounts and Instruction CVM No. 193, of July 11, 1996:

	Parent Company		Consolidated	
	2002	2001	2002	2001
Financial charges				
Included in the results of operations	130,856	133,680	193,537	169,986
Transferred to construction - in- progress	1,825	1,577	27,981	47,387
	132,681	**135,257**	**221,518**	**217,373**
Inflationary effects				
Included in the results of operations	439,232	132,144	512,684	151,536
Transferred to construction - in-progress	1,792	6,104	122,699	14,267
	441,024	**138,248**	**635,383**	**165,803**

g) Utilization of assets

In accordance with articles 63 and 64 of Decrees Nos. 41.019/57 of February, 26, 1957, the assets and installations utilized in the production, transmission and distribution of electric energy, are linked to these services, and cannot be removed, sold, ceded or given in guarantee of a loan without the previous written authorization of ANEEL. ANEEL Resolution No. 20/99 regulates the sale of assets not required by the concession, when destined for sale, and determines that the product of such sale be deposited into a related bank account to be invested in the concession.

h) Federal government assets being used by the Company

The Company owns and operates the Alegrete thermoelectric power plant, composed of two generating units with a 66 MW total capacity, and a residential villa with 15 houses, located in the Municipality of Alegrete – RS, which are the federal government's property assigned on a special usage regime.

11 – SUPPLIERS

	Parent company		Consolidated	
	2002	2001	2002	2001
Electric energy	53,710	34,797	32,179	30,460
Purchase and sale of electric energy in MAE	61,649	89,674	61,649	89,674
Fossil fuel	32,745	33,524	32,745	33,524
Materials and services	36,387	25,399	55,397	59,634
	184,491	**183,394**	**181,970**	**213,292**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

12 – LOANS AND FINANCING

The principal details regarding loans and financing in both foreign and local currency are:

a) Composition:

	Parent Company					
	2002			2001		
	Principal and interest			Principal and interest		
	Current	Long-term	Total	Current	Long-term	Total
Foreign currency						
National Treasury	78,850	774,396	853,246	42,134	550,288	592,422
Financial institutions	14,293	233,615	247,908	6,348	146,632	152,980
	93,143	**1,008,011**	**1,101,154**	**48,482**	**696,920**	**745,402**
Local currency						
ELETROBRÁS	54,413	374,319	428,732	56,998	428,733	485,731
Financial institutions	279,636	57,449	337,085	20	20,000	20,020
Suppliers	820	-	820	6,705	220	6,925
	334,869	**431,768**	**766,637**	**63,723**	**448,953**	**512,676**
Total	**428,012**	**1,439,779**	**1,867,791**	**112,205**	**1,145,873**	**1,258,078**

	Consolidated					
	2002			2001		
	Principal and interest			Principal and interest		
	Current	Long-term	Total	Current	Long-term	Total
Foreign currency						
National Treasury	78,850	774,396	853,246	42,134	550,288	592,422
Financial institutions	62,156	711,918	774,074	8,606	391,039	399,645
	141,006	**1,486,314**	**1,627,320**	**50,740**	**941,327**	**992,067**
Local currency						
ELETROBRÁS	54,413	374,319	428,732	56,998	428,733	485,731
Financial institutions	311,026	391,063	702,089	25,595	362,410	388,005
Suppliers	820	-	820	6,705	220	6,925
	366,259	**765,382**	**1,131,641**	**89,298**	**791,363**	**880,661**
Total	**507,265**	**2,251,696**	**2,758,961**	**140,038**	**1,732,690**	**1,872,728**

Changes in loans and financing:

	Parent Company		Consolidated	
	Current	Long-term	Current	Long-term
Balance at 12.31.2000	**240,676**	**1,144,166**	**591,713**	**1,230,378**
New loans	-	69,258	32,803	581,984
Transfers	90,902	(90,902)	118,986	(118,986)
Reschedulling	(11,712)	11,712	(14,656)	14,656
Charges	137,968	-	199,515	-
Monetary variations	39,583	98,665	46,424	111,684
Gains on financial guarantees	-	(2,711)	-	(2,711)
Amortization	(372,903)	-	(822,438)	-
Reclassification – ELOS Foundation	(12,309)	(84,315)	(12,309)	(84,315)
Balance at 12.31.2001	**112,205**	**1,145,873**	**140,038**	**1,732,690**
New loans	520,000	45,057	520,000	165,581
Transfers	137,102	(137,102)	211,003	(211,003)
Charges	153,132	-	213,686	3,880
Monetary variations	34,622	406,402	34,158	580,999
Gains on financial guarantees	-	(20,451)	-	(20,451)
Amortization	(529,049)	-	(611,620)	-
Balance at 12.31.2002	**428,012**	**1,439,779**	**507,265**	**2,251,696**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

b) The total amount owed in the respective foreign currencies, including financial charges, is as follows:

	Parent Company					
	2002			2001		
	$	R$ 000	%	$	R$ 000	%
Currency						
American dollar	200,134	707,133	37.85	213,619	495,682	39.40
Sterling pound	20,598	117,284	6.28	24,395	82,302	6.54
EURO	74,769	276,737	14.82	81,128	167,418	13.31
		1,101,154	**58.95**		**745,402**	**59.25**
Local currency						
IVRRJR (based on UFIR)	-	428,732	22.96	-	485,731	38.61
ICF (based on IGP-DI)	-	820	0.04	-	6,925	0.55
Unindexed	-	337,085	18.05	-	20,020	1.59
	-	766,637	41.05	-	512,676	40.75
		1,867,791	**100.00**		**1,258,078**	**100.00**

	Consolidated					
	2002			2001		
	$	R$ 000	%	$	R$ 000	%
Currency						
American dollar	349,050	1,233,299	44.70	319,922	742,347	39.64
Sterling pound	20,598	117,284	4.25	24,395	82,302	4.39
EURO	74,769	276,737	10.03	81,128	167,418	8.94
		1,627,320	**58.98**		**992,067**	**52.97**
Local currency						
IVRRJR (based on UFIR)	-	428,732	15.54	-	485,731	25.94
ICF (based on IGP-DI)	-	820	0.03	-	6,925	0.37
URTJLP	-	365,004	13.23	-	367,985	19.65
Unindexed	-	337,085	12.22	-	20,020	1.07
		1,131,641	**41.02**		**880,661**	**47.03**
		2,758,961	**100.00**		**1,872,728**	**100.00**

c) Variation of foreign currencies:

	%	
Currency	2002	2001
American dollar	52.27	18.67
EURO	79.35	12.05
Sterling pound	68.77	15.36
IVRRJR (based on UFIR)	-	-
ICF (based on IGP-DI)	29.95	11.46
URTJLP	3.71	3.35

d) The long-term loans and financing and financial charges mature as follows:

	Parent Company		Consolidated	
	2002	2001	2002	2001
2003	-	107,126	-	152,471
2004	199,736	142,505	265,668	190,147
2005	213,009	152,810	288,534	204,940
2006	221,592	160,212	311,887	219,252
2007	299,508	205,263	388,948	263,903
2008	84,438	63,248	172,643	121,311
After 2009 until 2024	421,496	314,709	824,016	580,666
	1,439,779	**1,145,873**	**2,251,696**	**1,732,690**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reals - R$)

e) The loans and financing are subject to charges at both fixed and fluctuating rates, as follows:
Parent Company
Internal Market
Fixed rates from 6.00% to 12.00% a. a. (2001 from 6.00% to 12.00% p.a.)
Floating rates: 26.00% p. a. (2001, not aplicable)
External Market
Fixed rates from 3.00% to 8.49% p.a. (2001, from 3.00% to 12.50% p. a.)
Floating rates from 2.22% to 9.99% p a. (2001, from 2.97% to 12.17% p.a.)
Consolidated
Internal Market
Fixed rates from 6.00% to 12.00% p.a. (2001 from 6.00% to 12.00% p.a.)
Floating rates: 14.00% a 26.00% p.a. (2001, from 9.25% to 14.00% p.a.)
External Market
Fixed rates from 3.00% to 8.49% p.a. (2001, from 3.00% to 12.50% p. a.)
Floating rates from 2.22% to 9.99% p. a. (2001, from 2.97% to 12.17% p.a.)

13 – DEBÊNTURES

a) Companhia Energética Meridional – CEM

On May 19, 1999, CEM signed with the National Economic and Social Development Bank-BNDES the Contract for the Subscription and Payment of Debentures. In the period from May, 1999 from December, 1999 7.773 debentures were subscribed. The updated amount, on December 31, 2002, of this operation is R$97,141 (R$93,668, on December 31, 2001).
Debentures remuneration is based on TJLP plus 4% p.a., with half-yearly interest payments, as from October 1, 1999 through April 1, 2013.
The amount equivalent to the TJLP portion exceeding 6% p.a. will be capitalized, being added to the debentures nominal value.
The amortization of the debentures nominal value will start on October 1, 2003 with maturity on April 1, 2013, and will be half-yearly, based on an increasing amortization payments, which varies from 3.0625% on the first amortization to 7.5737% on the last installment, with maturity on April 1, 2013.

b) Itá Energética S.A. – ITASA

As of March 7, 2001 the jointly controlled company issued 2 series, each composed of 8,400 nonconvertible debentures, for public placement, in the amount of R$168,000, such amount being received on March 23, 2001.
Remuneration of the debentures will be based on the General Market Price Index (IGP-M) variation, plus 11.20% p.a., with payment of interest on a yearly basis, which, for the first series will be from December 1, 2001 to December 1, 2013 and for those of the second series will be from June 1, 2002 to June 1, 2013.
Remuneration will based on the IGP-M plus interest of 9.4% p.a., as from December 2003 for the first series and from June 2, 2004 for the second series.
The amortization of the nominal value of the debentures will be made in yearly installments, as from December 1, 2004 with maturity on December 1, 2013 for the first series and from June 2, 2004 with maturity on June 1, 2013 for the second series.

14 - TAXES PAYABLE IN INSTALLMENTS

Composition of current balance:

	Parent Company					
	2002			2001		
	Installments falling due	Current	Long term	Installments falling due	Current	Long term
Corporate income tax						
120 monthly installments	17	1,177	490	29	1,107	1,568
COFINS						
120 monthly installments	-	-	-	29	6,521	9,239
72 monthly installments	-	-	-	34	13,498	24,745
		-	-		**20,019**	**33,984**
PASEP						
72 monthly installments	22	385	321	34	345	633
INSS						
240 monthly installments	122	916	8,398	134	885	8,994
96 monthly installments	21	274	206	33	269	472
		1,190	8,604		1,154	9,466
		2,752	**9,415**		**22,625**	**45,651**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

COFINS was paid in 6 installments in the period from July to December 2002, in accordance with article 11 of Provisional Measure No. 38 of May 14, 2002, and the Company was released from payment of interest and fine as provided for therein. Such interest and fine calculated on the balance of the installments to be due amounted to R$ 17,697 and was recognized in net income (loss).

15 – ACCRUED LIABILITIES

	Parent Company			
	2002			2001
	Current	Long-term	Total	Total
Labor provisions	6,928	-	6,928	6,291
Restructuring program	-	-	-	220
Provision for significant maintenance	15,889	17,300	33,189	23,660
Provision for management bonus	3,200	-	3,200	2,000
Provision for acquisition of electric energy – CIEN	119,226	-	119,226	10,253
Other	109	-	109	1,029
	145,352	**17,300**	**162,652**	**43,453**

Labor provisions refer to estimated 13th salary, vacations, vacation bonus and respective payroll and related charges.
In an attempt to better measure the results of future fiscal years, the Company accrues for significant maintenance programs of the generation plants, in accordance with the executive plan for the maintenance of the operating units.
The provision for acquisition of electric energy refers to extraordinary tariff adjustment to to be granted to ITASA, to cover the exposure of its spot market transactions in MAE, in the period from June 2001 to February 2002, as a result of ANEEL Decision No. 288/2002.
The consolidated balance sheet includes R$ 39 of ITASA related to labor provisions (R$88 in 2001).

16 - PROVISIONS FOR CONTINGENCIES

The Company received two notifications from the INSS, which are being administratively challenged and has court suits in several jurisdictions, which the Company's legal counsel consider could probably be at risk. Provisions for these risks were made at amounts considered sufficient to cover the contingencies, as follows:

	Parent Company					
	2002			2001		
	Current	Long term	Total	Escrow deposits	Long term	Escrow deposits
Labor						
Re-admittance	4,422	13,236	17,658	13,723	18,139	13,031
Employment relationship	216	646	862	516	1,261	928
Health risk	331	991	1,322	340	3,605	652
Lawyers' working hours	329	984	1,313	86	1,376	334
Travelling hours	702	2,103	2,805	2,086	2,663	3,253
	6,000	**17,960**	**23,960**	**16,751**	**27,044**	**18,198**
Civil						
Suppliers	4,736	22,180	26,916	-	18,208	-
Affected by UHE Itá	2,788	8,726	11,514	-	6,013	-
Incidental damages and loss of profits	621	1,942	2,563	-	3,095	-
Other	2,428	7,596	10,024	-	4,941	-
	10,573	**40,444**	**51,017**	**-**	**32,257**	**-**
Tax						
Social contribution tax	-	16,359	16,359	3,584	15,411	1,412
PIS and COFINS	-	50,678	50,678	-	46,994	-
INSS	-	8,865	8,865	4,191	6,346	2,952
	-	**75,902**	**75,902**	**7,775**	**68,751**	**4,364**
	16,573	**134,306**	**150,879**	**24,526**	**128,052**	**22,562**

The Company is a party to litigation which, according to its legal counsel's opinion, based on their past experience in similar cases, *do not represent probable risk; therefore, no provisions have been recorded in the financial statements. The amounts involved are* comprised as follows:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	2002			2001		
	Possibile risk	Remote risk	Total	Possibile risk	Remote risk	Total
Labor	4,039	7,108	11,147	6,064	9,399	15,463
Civil	8,145	-	8,145	-	-	-
	12,184	**7,108**	**19,292**	**6,064**	**9,399**	**15,463**

17 – CONCESSIONS PAYABLE

Companhia Energética Meridional-CEM will pay to the federal government, for granting the Concession to operate hydraulic energy potential of the Cana Brava Hydroelectric project, the below listed values, in monthly installments equivalent to 1/12 th of the respective annual payment values, being the restatement of such amounts being based on the IGP-M variation:

Year	Beginning of installment	Yearly	Total
1°	-	1	1
2° to 6°	-	-	-
7° to 25°	30.08.2004	680	12,920
26° to 35°	30.08.2023	61,280	612,800
			625,721

The above payment flow is stipulated in Clause 6 of the Concession Contract. In an attempt to better reflect the granted concession and the obligation towards the federal government in assets and liabilities, the Company recorded this value in property, plant and equipment and also in long-term liabilities, at amounts of R$92,922 in 31.12.02 (R$76,725 in 2001).
Considering that the contractual payable values are not subject to interest, CEM adjusted them to current value based on the 10% p.a. discount rate, stipulated in Bidding Notice No. 04/97 of the aforementioned concession. Up to the start-up of Cana Brava plant's operations, restatement of these liabilities adjusted based on the discount rate and the IGP-M variation was capitalized in intangible assets and, since then recorded directly to net income (see Note 10).

18 – BENEFÍCIOS PÓS-EMPREGO

The Company reviewed its actuarial liabilities in order to comply with the rules and procedures established by CVM Resolution No. 371 of December 13, 2000, which approved the IBRACON Statement for benefits granted to employees. This procedure was implemented at the Company in 2001, and actuarial liabilities, net of tax effects, was then recognized as prior years' adjustments, as provided for by such Resolution.
Post employment benefits granted by the Company are as follows:

a) Supplementary Private Pension Funds

The Company is one of the sponsors of the Fundação Eletrosul de Previdência e Assistência Social -ELOS, a non-profitable legal private entity that has as its main objective to supplement the pension paid to its participants. The relationship between ELOS' sponsors is not one of joint liability, which means that each sponsor is liable for the obligations contracted by the Foundation towards its participants and their dependents.
The Pension Plan managed by ELOS is a defined benefit plan, having adopted the capitalization financial regime for retirement benefits and pensions and the simple allocation for the benefits listed below:

- Retirement supplement for years of employment;
- Supplement for permanent disability;
- Supplement to old age retirement benefits;
- Retirement supplement for ex-war veterans;
- Supplement to pension;
- Supplement to confinement allowance;
- Funeral allowance.

The retirement benefit, annually restated by the INPC consists, basically, of the difference between the average of the employee's contribution salary for ELOS during the last 36 months and the pension paid by the INSS.
The actuarial costing method used is the contributions paid by the participants and by the sponsor. The contribution paid by the Company is equivalent to twice the contribution paid by employees. In addition, the Company contributes with 1.7825% of payroll (percentage adjusted on a monthly basis because of employees' turnover) for the purpose of amortizing time of employment reserves recognized by the Company, actuarially restated, for a period up to December 2023. In 2002 those contributions amounted to R$6,202 (R$5,730 in 2001).
The Company is liable for the funding of 57% of ELOS overhead, which is limited to 15% of the total pension revenues. The remaining portion, 43%, is funded by another sponsor's pension fund. The amount of the Company's liability for 2002 was R$1,544 (R$1,279 in 2001).
On November 18, 2000, the Company notified ELOS, in writing, of its decision to terminate the Adhesion Contract executed with such Foundation as of April 30, 1998, with the transfer of the benefit plan to a new private pension entity. In furtherance to the process, the Secretariat for Social Security and Supplementary Benefits (SPC), through Ruling No. 991 of September 13, 2002, authorized the operations of "PREVIG – Sociedade de Previdência Complementar", to be sponsored by the Company and, on October 4, 2002, through Official Circular No. 1755/SPC/GAB/COA, SPC approved the termination of said Adeshion Contract, by transferring the management of

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

the benefit plan to PREVIG. The Chart and the Regulation governing PREVIG Benefit Plan are the same adopted by ELOS, and therefore, all rights and obligations of the Sponsor and the Participants are still in force. Owing to the legal proceedings filed by unions and retired employees' association, until the end of 2002, the reserves and respective assets given as guarantee had not been transferred from ELOS to PREVIG.

b) Confidentiality Allowance

Consists of the payment, upon retirement, of an amount to the company's officers.

Reconciliation of liabilities related to post employment benefits, recognized in the Company's financial statements, is as follows:

	2002		2001	
	Retirement plan	Confidentiality allowance	Retirement plan	Confidentiality allowance
Present value of actuarial liabilities totally or partially secured	898,112	-	753,388	-
Fair value of assets	(538,397)	-	(483,527)	-
Present value of unsecured actuarial liabilities	-	946	-	657
Subtotal	359,715	946	269,861	657
Actuarial losses not recorded in the balance sheet, net	(107,295)	(213)	-	-
Liabilities recorded in the balance sheet	**252,420**	**733**	**269,861**	**657**

Actuarial deficit exceeding 10% of the present value of actuarial liabilities will be amortized annually, on a straight-line basis, over nearly 13 years, which corresponds to the average remaining time of service estimated for the employees who participate in the plan.

Part of the actuarial liabilities is secured by commitments contracted with the Foundation, which are classified under the caption "Post employment benefits". Liabilities in the financial statements are comprised as follows:

	2002			2001
	Current	Long-term	Total	Total
Commitments contracted				
Commitments contracted				
Acknowlegement of past debts, including administrative expenses	15,066	85,342	100,408	96,624
Payment of costs related to changing special retirement into retirement for time of service (SB-40) and supplementary contribution	29,260	39,410	68,670	81,961
Actuarial liabilities not contracted	**-**	**84,075**	**84,075**	**91,933**
	44,326	**208,827**	**253,153**	**270,518**

Amounts to be recognized in net income (loss) for 2002 were as follows:

	Suplementary Pension	Confidentiality Allowance	Total
Liabilities as of 12.31.2001	**269,861**	**657**	**270,518**
Expenses in 2002	28,979	106	29,085
Actual contributions by the Company in 2002	(46,420)	-	(46,420)
Benefits paid by the Company in 2002	-	(30)	(30)
Liabilities at 12.31.2002	**252,420**	**733**	**(253,153)**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

Amounts to be recognized in net income (loss) for 2003 are as follows:

	Supplementary Pension	Confidentiality Allowance	Total
Current service cost	6,387	54	6,441
Cost of interest	86,874	84	86,958
Expected return on plan's assets	(52,974)	-	(52,974)
Amortization of actuarial losses	1,302	9	1,311
Employees' contribution	(2,514)	-	(2,514)
Total	**39,075**	**147**	**39,222**

As set forth by CVM Resolution No. 371/00, actuarial liabilities were calculated based on the "Projected Credit Unit Method". Actuarial assumptions adopted in assessing the benefits are described as follows:

Economic assumptions (nominal)

Discount rate - 10 % p. a.
Expected return on plan's assets - 10 % p. a.
Future salary growth
- Active participant - 7 % p. a.
- Self-sponsored participant - 4 % p. a.

Growth of social security benefits - 4 % p. a.
Inflation - 4 % p. a.
Capacity factor
- Salaries - 98 %
- Benefits - 98 %

Demographic assumptions

Mortality Table (active) - GAM 1971 (in 2001, GAM 1971 was amended)
Disabled Mortality Table - RRB 1944
Disability Table - RRB 1944
Turnover Table - Experiência Towers Perrin
Retirement age – First eligibility age
Percent (%) of active participants married at retirement date - 95%
Age difference between participant and spouse – Wives are 4 years younger than husbands

Other assumptions

Percent (%) of participants eligible to change special retirement into retirement for time of service (SB-40), who will make this option - 100%
Change into SB40 factor - 140%

19 - DEFERRED TAX LIABILITY

Refers to income and social contribution taxes calculated on the provision for sale of electric energy in MAE, in the amount of R$ 501,593, for the period from Setember 2000 to December 2002, which has been treated as temporary difference for tax purposes (see Notes 7 and 22).

20 - SHAREHOLDERS' EQUITY

a) Authorized share capital

The Company is authorized, without further statutory modifications, to increase its share capital to the limit of R$4,500,000.

b) Share Capital

The share capital on December 31, 2002 amounted to R$2,445,766, comprises 652,742,193,511 shares divided between 464,052,075,236 common shares, 75,069,876 class A preference shares and 188,615,048,399 class B preference shares, all of them with no par value. The shareholders' equity per one thousand shares on December 31, 2002 amounted to R$4,23 (R$4,51 on December 31, 2001).

The preference shares do not have voting rights and are not convertible into common shares; however, they have priority in respect of refunds and distribution of dividends, at rates of 8.00% in the case of class "A" and of 6.00% for the class "B", calculated on each type of capital. For both classes of shares, the dividend will be calculated at 3% of corresponding shareholders' equity, in case such dividends exceed the ones calculated based on the above-mentioned rates.

The Company's shareholders at December 31, 2002 are as follows:

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Shareholding - %			
Shareholders	**Common shares**	**Preference Class "A"**	**Preference Class "B"**	**Total**
Tractebel EGI South America Ltda.	80.42	29.50	73.16	78.32
Federal government	3.33	-	0.89	2.62
Fundo Nacional de Desestatização - FND	0.51	-	-	0.36
Banco Nac. de Desenv. Econ. e Social - BNDESPAR	3.01	-	9.54	4.90
Other	12.73	70.50	16.41	13.80
	100.00	**100.00**	**100.00**	**100.00**

	Parent Company	
	2002	**2001**
c) Composition of reserves:		
Capital reserve		
Remuneration of investments in construction work in progress	91,695	91,695
Revenue reserves		
Legal reserve	37,635	37,635
Income reserves	185,203	368,724
	222,838	**406,359**

21 - DETAIL OF OPERATING COSTS AND EXPENSES

	Parent Company					
	2002					2001
	Costs		Expenses			
	Production	**Services**	**Selling**	**General and Administrative**	**Total**	**Total**
Personnel	42,473	4,402	2,796	21,202	70,873	68,692
Material	8,107	123	35	460	8,725	8,577
Third-party services	23,586	1,977	1,211	16,323	43,097	31,558
Fuel for electric energy production – CCC	216,294	-	-	-	216,294	258,695
Fuel for electric energy production – without subsidy	57,293	-	-	-	57,293	45,817
Payment for use of water resources	36,768	-	-	-	36,768	38,987
Electricity network usage charges	-	-	7,627	-	7,627	3,713
Use of public assets – UBP	15,884	-	-	-	15,884	13,231
Depreciation and amortization	157,108	-	25	1,482	158,615	156,866
Recognition of operating provisions	150,469	-	-	30,177	180,646	68,700
Reversal of operating provisions	(42,220)	-	-	(29,523)	(71,743)	(99,559)
Private pension – SB-40	-	-	-	25,428	25,428	25,882
Severance pay	-	-	-	8,376	8,376	10,883
Inspection fee	-	-	-	4,878	4,878	3,713
Contributions and donations	-	-	-	3,372	3,372	3,292
Other expenses	13,028	281	4,865	5,987	24,161	26,771
	678,790	**6,783**	**16,559**	**88,162**	**790,294**	**665,818**

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Consolidated					
	2002					2001
	Costs		Expenses			
	Production	Services	Selling	General and Administrative	Total	Total
Personnel	42,681	4,402	2,796	22,123	72,002	70,412
Material	9,015	123	35	464	9,637	8,615
Third-party service	24,704	1,977	1,211	16,837	44,729	33,670
Fuel for electric energy production – CCC	216,294	-	-	-	216,294	258,695
Fuel for electric energy production – without subsidy	57,293	-	-	-	57,293	45,817
Payment for use of water resources	43,810	-	-	-	43,810	43,748
Electricity network usage charges	-	-	20,216	-	20,216	9,455
Use of public assets – UBP	15,884	-	-	-	15,884	13,231
Depreciation and amortization	181,093	-	25	8,759	189,877	172,026
Recognition of operating provisions	150,469	-	-	30,177	180,646	68,700
Reversal of operating provisions	(42,220)	-	-	(29,523)	(71,743)	(99,559)
Private pension – SB-40	-	-	-	25,428	25,428	25,882
Severance pay	-	-	-	8,376	8,376	10,883
Inspection fee	-	-	-	4,878	4,878	3,713
Contributions and donations	-	-	-	3,372	3,372	3,292
Other expenses	14,192	281	4,881	6,646	26,000	35,524
	713,215	**6,783**	**29,164**	**97,537**	**846,699**	**704,104**

22 – PURCHASES AND SALES IN THE WHOLESALE ENERGY MARKET – MAE

On March 13, 2002, MAE informed the best estimate of the amounts related to purchases and sales of electric energy in MAE, for the period from January to December 2001, so as to allow the market agents to recognize such transactions in their 2001 financial statements. These transactions represented, to the Company, receivables of R$ 833,642 and payables of R$ 88,847.

At that time, ANEEL ratified the amounts estimated by MAE and considered them adequate to be accounted for by the electric sector companies and, aiming at harmonizing the procedures among agents, as regards compliance with the accrual basis of accounting, ANEEL determined that all the companies should accrue the amounts informed by MAE, which, added to the estimates for the period from September to December 2000, previously issued, caused the Company to record receivables in the amount of R$ 838,721 and payables of R$ 89,674, against net income for 2001.

In 2002, MAE informed the new estimates to be considered for financial settlement purposes, for the period from September 2000 to December 2001. The differences identified between these new amounts and those accrued on an estimate basis in December 2001, referring to said period, totaled R$ 13,598, recorded in net loss for the year, as shown below:

	Receivables	Payables
Amounts for settlement	740,243	4,794
Previously estimated amounts	838,721	89,674
Difference	**(98,478)**	**(84,880)**

The amounts referring to the transactions carried out in the period from January to November 2002 were accrued based on the data informed by MAE, totaling R$ 53,329 and R$ 88,249, for sales and purchases of electric energy, respectively. As, until the balance sheet date, MAE had not informed the amounts for December 2002, the Company accrued R$ 8,155 for purchase of electric energy, based on estimates prepared by its technical area.

The aforementioned amounts include the Company's right to be refunded of a total amount of R$ 39,016, related to the spot-market energy, to be received from distribution concessionaires within an average term of 72 months, as defined by ANEEL Resolution No. 484/02. This amount results from the provisions of Law No. 10,438/02, which addresses the Extraordinary Tariff Recovery – RTE and establishes, in its article 2, that expenses incurred with purchase of spot-market energy in MAE carried out by the generation companies during the rationing period (June 2001 to February 2002), in view of the reduction in electric energy generation of plants under the initial and corresponding contracts, would be included in the tariffs applicable to distribution companies, which should refund the generation companies of the amount corresponding to the difference between the price adopted in MAE and the amount of R$ 49.26 MWh. The amounts related to such refund will be paid directly by the distribution companies and therefore will not be part of the financial settlement process administered by MAE.

The financial settlement of transactions carried out from September 2000 to September 2002 was scheduled for November 22, 2002, but was extended under a new agreement made between the energy sector companies and the federal government. As a

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

result of this new agreement, ANEEL issued Resolution No. 763 of December 20, 2002, whereby MAE was authorized to make the financial setlement of 50% of the amounts corresponding to the period from September 2000 to September 2002 and the remaining balance should be settled after completion of the audit required under the Market Agreement, instituted by ANEEL Resolution No. 102/02, to be performed on 100% of the amounts accounted for (estimated), as per a schedule yet to be informed by MAE.
On December 30, 2002, 50% of the amounts corresponding to the period from September 2000 to September 2002 were settled, and the settlement of the amounts for the period October to December 2002 was scheduled for the first two months of 2003. The Company received R$123,587, corresponding to 45% of its net balance receivable, as shown below:

Period from September 2000 to September 2002:	
Net amount between sale and purchase at the Company	671,736
Adjustments made by MAE – legal proceedings	(122,522)
	549,214
Amount to be settled (50%)	274,607
Default	(116,607)
Portion of escrow deposit of claimant agent	(34,413)
Amount settled	**123,587**

Accordng to the rules defined for financial settlement, events of default shall be subject to bilateral negotiation between creditors and debtors.
The spot market energy amounts are subject to changes that may arise from the judgment of the legal actions filed by certain energy sector companies regarding the interpretation of prevailing market rules. These companies obtained an injunction not to apply ANEEL Decision No. 288 of May 16, 2002, which was intended to provide the energy sector companies with clarification as to the accounting treatment and application of certain accounting rules of MAE, included in the Overall Agreement for the Electric Energy Sector. In view of this, and also considering that the spot market energy amounts will be audited and, therefore, subject to changes, the balance temporarily not available for financial settlement has been maintained as temporary differences for income and social contribution tax purposes. Corresponding deferred tax asset and liability are shown, respectively, in Notes 7 and 19.

23 - FINANCIAL INSTRUMENTS

a) Risk Management

a.1) Market risk

The use of financial instruments by the Company, has as an objective the protection of its assets and liabilities, thereby minimizing its exposure to market risks, especially in respect of variation of interest rates, price indices and currencies. These risks are followed-up by the Finance Management Committee which, periodically appraises the Company exposure and proposes operating strategies, control systems, position limits and credit limits with the other market partners.
The Company contracted interest rate swap operations in the international market at the average rate of 5.272% p.a. (liability) and at the Libor six months US$ rate (asset), for the floating period from October 15, 2001 to April 15, 2006, being the initial principal value of US$17,567, equivalent to R$62,069, amortized on a half-yearly basis as from April 15, 2003. During fiscal year 2002, this operation generated an expense in the amount of R$1,482(R$ 271 in 2001), which was recognized in the financial statements.

a.2) Credit Risk

In its bilateral long-term electric energy buy and sell contracts (initial contracts), the Company attempts to minimize exposure to credit risk with its clients through the use of an assurance mechanism involving accounts receivable from clients. This mechanism has already proved its effectiveness in avoiding losses for the Company.
The Company also has credit limits for operations with institutions on the financial market. The Finance Management Committee periodically reviews these limits.

b) Market value

Material differences were identified in the Parent Company, between market values and accounting values only for loans and financing, because these financial instruments have long settlement terms and low costs when compared to the rates currently practiced for similar contracts or international market quotations whenever available. In determining market values, the administration of the Company used future cash flows discounted at rates considered adequate for similar operations for international market quotations, when available.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reais - R$)

	Parent Company			
	2002		2001	
	Accounting	Market	Accounting	Market
Foreign currency denominated loans	1,101,154	943,396	745,402	666,319
Local currency loans	766,637	748,999	512,676	490,896
	1,867,791	**1,692,395**	**1,258,078**	**1,157,215**

24 – TRANSACTIONS WITH RELATED PARTIES

Transactions with related parties, as outlined below, were practiced at fair market values, terms and charges.

	Parent Company						
	2002						2001
	Tractebel EGI Ltda.	Tractebel Power	Tractebel N.V.	Cia Energética Meridional	Itá Energética S.A.	Total	Total
Assets							
Account receivable	515	-	-	162	2,089	2,766	1,721
Liabilities							
Suppliers	-	289	-	19,008	5,175	24,472	9,185
Income							
Operational revenue							
Service revenue	-	-	-				
Administration	-	-		316	-	316	316
Maintenance and operation	-	-	-	1015	6,233	7,248	6,142
Operational expense							
Electric energy purchases	-	-	-	30,882	115,281	146,163	94,787
Financial							
Revenue	143	-	-	-	-	143	-
Expense	-	-	4,752	-		4,752	18,344

The Company has contracts with its controlled Company Energética Meridional – CEM and joint controlled Itá Energética S.A. – ITASA as follows:

• **Companhia Energética Meridional – CEM**

Contract signed on April 9, 1999, for a period of 43 months, for rendering administrative operational services, since CEM does not have a personnel of its own. The contract value is adjusted annually based on the IGP-M.

Agreement for Puchase and Sale of Electric Energy, made on January 5, 2001, amended on March 6, 2001 and August 9, 2002, valid up to 2015, for acquisition of electric energy generated by UHE Cana Brava. The agreement establishes the acquisition, by the Company, in annual amounts of 1,125,616 MWh, 2,189,036 MWh and 2,395,903 MWh, from October 2002, November 2002 and December 2002, respectively. The contract value is adjusted annually based on the IGP-M.

Agreement for UHE Cana Brava Operation and Maintenance, made on January 5, 2001, amended on March 9, 2001 and June 1, 2002, valid until the end of the power plant concession, and annually adjusted based on the IGP-M, whereby the Company shall be responsible for the power plant's operation and maintenance services.

• **Itá Energética S. A. – ITASA**

Services Rendering Contract for the Operation and Maintenance by the Company of Usina Hidrelétrica ITÁ, signed under the terms of Consortium ITÁ, on September 11, 1998, to be effective until October 16, 2030, the values of which are adjusted anually by the IGPM index.

Agreement for Purchase and Sale of Electric Energy, made on January 15, 2001, to establish the terms of the purchase, by the Company, of average 61 MW of energy from ITASA at UHE Itá, governed by pertinent legislation and market rules, effective until October 16, 2030, and annually adjusted based dollar exchange variation plus American inflation.

Agreement for Purchase and Sale of Electric Energy, made on January 15, 2001, to establish the terms of the purchase, by the Company, of average 167 MW of energy from ITASA at UHE Itá, governed by pertinent legislation and market rules, effective until October 16, 2030, and annually adjusted based on the IGP-M.

On May 2, 2002, the Company made and agreement with Tractebel S.A., its indirect parent company, based in Brussels, Belgium, whose corporate purpose is to provide consulting services in specific matters. The agreement was approved unanimously by the Company's minority shareholders, at the ESM held on April 29, 2002, and the majority shareholder renounced the right to vote. The agreement is valid for 36 months, conditioned to being renewed by the minority shareholders every 12 months, at a General meeting called for that specific purpose. Such agrement has been submitted to ANEEL's approval and there were no payments thereunder in 2002.

NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(In thousands of Brazilian reals - R$)

25 – GUARANTEES GIVEN TO THIRD PARTIES

The Company and other ITASA's shareholders are guarantors in the financing contracts signed between the investee and the BNDES and other Financial Agents, related to the construction of UHE Itá.. The guarantors gave, as guarantee, the totality of shares issued by ITASA, owned by them, until the final settlement of all obligations undertaken in the said contracts. As of December 31, 2002 the loans due amounted to R$716,889 (R$736,834 as of December 31, 2001).

To guarantee payment of the obligations deriving from the above-mentioned contracts, ITASA gave the following guarantees to the BNDES and to the Financing Agents: a) collateral of the Emerging Rights for the Concession to operate UHE; and b) collateral of the Credit rights deriving from the Electric Energy Buy and Sell Contracts signed with its investees.

The Company is guarantor in the contract No. 98.2.654.3.1, for the subscription and payment of debentures nonconvertible into shares, in the contract No. 98.2.654.3.2 for the financing by means of a credit facility agreement and in Contract No. 98.2.654.3.3, signed between the controlled CEM and the BNDES, the two first were signed on May 19, 1999, and enacted on May 25, 1999, and the last one was signed on April 5, 2000. The Company undertook the main obligations of the contracts, as follows:

- To assure the early payment in the following exclusive assumptions: a) end of the concession for reasons that may be attributed to CEM, to the guarantors or their controlled, related parties or lead companies; and b) signature of an agreement by CEM, by the intervenors or by any of their controlled, related parties or lead companies aiming to terminate the concession.
- To allocate to the BNDES any values resulting from compensation received for the termination of the UHE Cana Brava concession by the granting power.

In addition to the above mentioned obligations, the Company gave to the BNDES, as a guarantee, the totality of shares, representing CEM share capital until the final liquidation of all obligations undertaken in the said contracts. The debt as of December 31, 2002 totals R$ 737,559 (R$ 443,895 as of December 31, 2001).

CEM allocated the receivables deriving from the generation and trading of Usina Hidrelétrica Cana Brava electric energy in guarantee for the payment of its loans and financing.

26 – INSURANCE

The Company has an insurance policy to cover operational risks with a declared value of US$3,581,997, equivalent to R$12,656,270 as at December 31, 2002, and to cover the loss of profits with a declared value of US$555,666, equivalent to R$1,963,335 as at December 31, 2002. The maximum agreed limit, per event, for the compensation for damage and loss of profit amounts to US$200,000, equivalent to R$706,660 as of December 31, 2002. In addition to this coverage, the Company has policies for civil liability to cover up to US$2,000 (1st risk) and US$ 48,000 (2nd risk), , equivalent to R$176,665 as of December 31, 2002. These policies include UHE Itá, created under a consortium with jointly-owned subsidiary ITASA.

The affiliated company CEM has an insurance coverage for all risks involved in the Cana Brava project. The amounts insured for the main items, effective as from May 31, 1999 to January 15, 2003, for engineering risks and early loss of income are R$582,699 and R$340,638, respectively. The said insurance also assures coverage for a two year period after the 3rd unit of the power plant starts operating, which is scheduled for January 15, 2003, for operational risks and for business interruption risks in the amounts of R$582,699 and R$340,638, respectively.

BOARD OF DIRECTORS	
Chairman	**Maurício Stolle Bähr**
	Erik Lodewijk Jacques De Muynck
	Manoel Arlindo Zaroni Torres
	Dirk Beeuwsaert
	Victor-Frank de Paula Rosa Paranhos
	Eric Louisa Frans Kenis
	Luiz Antônio Barbosa

THE MANAGEMENT BOARD	
President Director	**Manoel Arlindo Zaroni Torres**
Financial and Investor Relations Director	**Marc Jacques Zelie Verstraete**
Trade and Business Director	**Miroel Makiolke Wolowski**
Energy Production Director	**José Carlos Cauduro Minuzzo**
Project Implantation Director	**Roberto Dorval Quadros**
Administrative Director	**Luciano Flávio Andriani**
Planning and Control Director	**Marco Antonio Amaral Sureck**

ACCOUNTING DEPARTMENT

Waltamir Barreiros
Controller – CRC SC 008283.O-8

TAX BOARD

Newton de Lima Azevedo Junior
Carla Carvalho de Carvalho
Paulo Reiniger de Azevedo Moura

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders Tractebel Energia S.A.
Florianópolis – SC

1. We have audited the accompanying individual and consolidated balance sheets of Tractebel Energia S.A. and subsidiaries as of December 31, 2002 and December 31, 2001 and the related statements of income, changes in shareholders' equity (Company) and changes in financial position for the years then ended, all expressed in Brazilian reais, prepared under the responsibility of the parent company's management. Our responsibility is to express an opinion on these financial statements, based on our audits.
2. Our audits were conducted in accordance with generally accepted Brazilian auditing standards and comprised: (a) planning of the work, taking into consideration the significance of the balances, the volume of transactions and the accounting and internal control systems of the Company and subsidiaries; (b) checking, on a test basis, the evidence and records that support the amounts and accounting information disclosed; and (c) evaluation of the most relevant accounting practices followed by the Company and subsidiaries, as well as the presentation of the financial statements taken as a whole.
3. In our opinion, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position, individual and consolidated, of Tractebel Energia S.A. and subsidiaries as of December 31, 2002 and December 31, 2001 and the results of their operations, the changes in their shareholders' equity (Company) and the changes in their financial position for the years then ended in conformity with the accounting practices adopted in Brazil.
4. As mentioned in Notes 5, 11 and 22 to the financial statements as of December 31, 2002, the Company has recorded, in current and noncurrent assets, accounts receivable in the amounts of R$470,923 thousand and R$30,670 thousand, respectively, and, in current liabilities, accounts payable in the amount of R$61,649 thousand, relating to electric power sale and purchase operations carried-out in the Electric Power Wholesale Market - MAE, based on preliminary information released by MAE and/or estimates prepared by Company's Management, in cases when MAE numbers were not issued. These amounts are subject to change depending on the outcome of current judicial processes filed by energy market participants, with respect to the interpretation of market regulations in effect. The financial settlement of these amounts was scheduled for November 22, 2002, but was postponed in view of the new agreement among the companies in the sector and the Government. The success of this negotiation and the settlement of the residual amounts will depend on the financial capacity of energy market participants to settle their obligations.
5. On December 21, 2001 Provisional Measure (Executive Order) no. 14 was issued, and converted into Federal Law no. 10.438 of April 26, 2002, providing, among other things, for the reestablishment of the financial-economic equilibrium of the electric power generation companies, as guaranteed in the concession agreements. The detailed information and the effects of the General Agreement of the Electric Sector on the financial position and results of operations, as of December 31, 2001 and the year then ended are disclosed in Note 22 to the financial statements.
6. As mentioned in Note 10 (e) to the financial statements, the Company, based on internal future cash flow projections, discounted to present value, estimated that certain assets would not be recovered with its future operations. The Company's Management understands that these assets together with the rest of Company's operational assets will produce positive future cash flows.

January 20, 2003

DELOITTE TOUCHE TOHMATSU
Independent Auditors
CRC nº 2 SP 011609/O-8

CELSO DE ALMEIDA MORAES
Accountant
CRC nº SP 124669/S-SC

Deloitte
Touche
Tohmatsu

Tractebel Energia

SUEZ

Adress:

Street Antônio Dib Mussi,366 - Centro

CEP 88015-110 - Florianópolis/SC - Brazil

phone: 55 - 48 - 221-7000 / 221-7076

Fax: 55 - 48 - 221-7002 - www.tractebelenergia.com. br

Tractebel Energia

suez